As filed pursuant to Rule 424(b)(4)
Registration No. 333-129804

4,500,000 Shares

Ordinary Shares

Scopus Video Networks Ltd. is offering 4,500,000 of our ordinary shares. We have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares to cover over-allotments, if any.

This is an initial public offering of our ordinary shares. Our ordinary shares have been approved for quotation on the Nasdaq National Market under the symbol “SCOP.”

INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

	Per Share	Total
Initial public offering price	$7.00	$31,500,000
Underwriting discount	$0.49	$2,205,000
Proceeds, before expenses, to us	$6.51	$29,295,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	CIBC World Markets
______________________ Needham & Company, LLC Oppenheimer & Co. The date of this prospectus is December 13, 2005

SCOPUS PRODUCTS

Scopus develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. The following images represent Scopus' primary product offerings.

IVG-7000
Intelligent Video Gateway
scopus

Intelligent Video Gateways

ENTER
UE 9000
Universal Encoder
scopus

Encoders

scopus
NMS-4000

ENTER
IRD-2900
Professional Receiver Decoder
scopus

Decoders

Management Products

TABLE OF CONTENTS

Page

Prospectus Summary

1

Risk Factors

5

Forward Looking Statements

17

Use of Proceeds

18

Dividend Policy

18

Capitalization

19

Dilution

20

Selected Consolidated Financial Data

21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

22

Business

37

Management

46

Principal Shareholders

58

Description of Share Capital

61

Shares Eligible for Future Sale

64

Conditions in Israel

67

Israeli Taxation

69

U.S. Federal Income Tax Consequences

72

Underwriting

77

Legal Matters

79

Experts

79

Other Expenses of Issuance and Distribution

80

Enforceability of Civil Liabilities

81

Where You Can Find Additional Information

82

Commission Position on Indemnification for Securities Act Liabilities

82

Index to Consolidated Financial Statements

F-1

____________________

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should consider carefully, among other things, the matters we discuss in “Risk Factors.”

Scopus Video Networks Ltd.

We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product offering, which we believe is a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products are used by over 500 network operators in 50 countries. Our revenues for the first nine months of 2005 were $32.9 million, compared to $23.9 million in the same period in 2004, a 37.3% increase. We generated positive net income in two of the previous four quarters, including the quarter ended September 30, 2005, although we have incurred losses in each full year period since our inception. As of September 30, 2005, we had an accumulated deficit of $33.4 million.

While television services were historically offered primarily by terrestrial broadcasting and cable companies, the more recent introduction of satellite and telecom operators into the television market has led to intense competition. In response to competitive threats, and in an effort to attract and retain subscribers and increase revenues, network operators are upgrading their video networks to support a wider array of higher quality and more personalized video content. Traditional video networks, based on analog technology, are being transitioned to digital, which provides an improved picture quality and preserves network capacity by using sophisticated compression technologies. Network operators have also begun deploying equipment to support HDTV, which offers a superior viewing experience compared to standard definition digital video. Traditional broadcast video networks, which distribute uniform content to many subscribers simultaneously, are being replaced, in certain cases, with broadband video networks capable of higher-speed, two-way transmission. Selected cable and telecom network operators have also begun delivering video content over their privately-owned networks using Internet Protocol, or IP, technology. Video-over-IP, including IPTV services offered by certain telecom service providers, supports new services, preserves network capacity by delivering video content to individual subscribers on an as-needed basis and reduces long-term costs by allowing previously separate voice, video and data networks to be combined. All of our products support video-over-IP, and deployments of video-over-IP represent a growing portion of our business. We believe increasing competition among network operators, and the associated upgrading of video networks, creates a significant and long-term opportunity for suppliers of digital video networking equipment like us.

We offer four primary product lines. Our intelligent video gateway is a high-capacity, digital video processing platform designed to allow network operators to create customized entertainment and advertising packages by combining and manipulating video from a variety of sources. Unlike traditional video equipment, which must convert digital signals into an analog format before performing these functions, our intelligent video gateway operates completely within the digital domain, eliminating the inefficiencies associated with analog-to-digital conversions. Our encoders convert analog video content into a digital format and compress and encrypt the signal for secure transmission across a video network. Our decoder products receive, uncompress and decrypt digital video signals and convert the content back to its original analog format. We also offer a network management system designed to allow our customers to more easily deploy, monitor and control video services. Our products can be deployed together as part of an integrated offering, or on a stand-alone basis, depending on customer requirements.

Our products are designed to deliver a common set of benefits, which we refer to as Intelligent Video Networking, or IVN. For example, our products process content completely within the digital domain, resulting in performance and efficiency advantages. We employ a distributed architecture which is intended to improve network scalability and reliability. Because our products are compatible with both traditional broadcast networks and newer, broadband and IP-based networks, we allow network operators to gradually implement video-over-IP. Our flexible products are designed to support a variety of services and operate in cable, satellite, telecom and terrestrial broadcast video networks. Our products utilize a compact, modular design that allows our customers to purchase our products at low initial costs, increase the capacity of their networks gradually and preserve space and power. Finally, our products are designed to deliver a consistently superior picture quality through the application of our video networking expertise.

We organize our worldwide sales efforts into three territories, including: Europe, the Middle East and Africa; Asia and the Pacific Rim; and North and South America. During 2004, these three regions accounted for 47.1%, 26.7% and 26.2% of our revenues, respectively. We maintain six international sales offices to provide our customers with direct sales support and to assist our channel partners in their selling efforts. Our conditional access neutral decoders 2600/2800 and UID-2902 decoders are currently resold by Scientific-Atlanta as models D9840/42 and UID-2902, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders and intelligent video gateways are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEMs have constituted a small percentage of our revenues to date, we view this channel as a key growth opportunity.

Our objective is to be the leading provider of digital video networking products and to enable the transition to video-over-IP. We intend to execute on the opportunity we believe is presented by our intelligent video gateway and build greater awareness of our IVN architecture. We also plan to increase sales in the U.S., particularly to large cable operators and telecom service providers. As part of our U.S. expansion strategy, we plan to broaden our OEM partnerships to access new markets and customers. We will continue investing in research and development to strengthen our technology position while maintaining our focus on digital video networking.

We are offering 4,500,000 ordinary shares representing 34.4% of our total ordinary shares outstanding. Our existing shareholders, officers, directors and affiliates currently own 100% of our shares, and after this offering will own 65.6% of our shares. These shareholders, if acting together, would be able to control all matters requiring approval by our shareholders, both before and after this offering.

Corporate Information

We were incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation located at 100 Overlook Center Drive, Princeton, New Jersey 08540, which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, Germany, India, Japan and Russia.

Our principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Our telephone number is (972-3) 900-7777. Our website address is www.scopus.net. The information on our website does not constitute part of this prospectus.

We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S.

THE OFFERING

Ordinary shares offered	4,500,000 ordinary shares
Over-allotment option	675,000 ordinary shares
Ordinary shares to be outstanding after this offering	13,103,018 ordinary shares
Use of proceeds

We intend to use the net proceeds of this offering for the expansion of sales and marketing operations, product research and development, working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies.

Nasdaq National Market symbol	“SCOP”

The number of ordinary shares to be outstanding after this offering is based on 8,603,018 shares outstanding as of the date of this prospectus. We have outstanding options to purchase 3,516,425 ordinary shares at a weighted average exercise price of $3.40 per share, which will be satisfied using the shares held by the trustee.

Unless otherwise indicated, all information in this prospectus:

•

assumes that the underwriters do not exercise their over-allotment option to purchase up to 675,000 additional ordinary shares to cover over-allotments;

•

gives effect to a 2.8-for-1 reverse share split of our ordinary shares; and

•

includes 5,831,721 ordinary shares (after giving effect to the share split) to be issued upon the automatic conversion of all of our outstanding preferred shares immediately prior to the effective date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below as of and for each of the years in the three year period ended December 31, 2004 have been derived from our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. The summary consolidated financial data presented below as of and for each of the years in the two year period ended December 31, 2001 have been derived from our audited consolidated financial statements which are not included in the prospectus. The summary consolidated financial data presented below as of September 30, 2005 and for each of the nine months ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The summary consolidated financial data presented should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results of the fiscal year.

	Year ended December 31,					Nine months ended September 30,
Consolidated Statement of Operations Data:	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Revenues	$20,061	$27,062	$23,278	$31,051	$35,051	$23,932	$32,858
Cost of revenues	11,235	14,022	11,797	16,487	16,086	11,351	17,109
Gross profit	8,826	13,040	11,481	14,564	18,965	12,581	15,749
Research and development expenses, net of participation by OCS	3,195	5,280	6,619	6,492	9,184	6,435	7,614
Sales and marketing expenses	5,506	7,676	8,487	9,618	10,751	8,094	9,969
General and administrative expenses	1,557	2,974	2,876	2,075	2,129	1,617	2,520
Operating loss	(1,432)	(2,890)	(6,501)	(3,621)	(3,099)	(3,565)	(4,354)
Financing income (expense), net	54	210	89	99	187	(8)	274
Other income (expense), net	(717)	(164)	1	(5)	1	(1)	—
Loss before income taxes	(2,095)	(2,844)	(6,411)	(3,527)	(2,911)	(3,574)	(4,080)
Income tax expense	(18)	(97)	(110)	(56)	(30)	(26)	(37)
Net loss	(2,113)	(2,941)	(6,521)	(3,583)	(2,941)	(3,600)	(4,117)
Net loss	(2,113)	(2,941)	(6,521)	(3,583)	(2,941)	(3,600)	(4,117)
Dividend on preferred shares	—	—	—	(258)	(1,002)	(687)	(1,006)
Net loss attributable to ordinary shares	$(2,113)	$(2,941)	$(6,521)	$(3,841)	$(3,943)	$(4,287)	$(5,123)
Basic and diluted net loss per ordinary share(1)	$(1.74)	$(1.07)	$(2.36)	$(1.39)	$(1.43)	$(1.55)	$(1.86)
Weighted average ordinary shares used in computing basic and diluted net loss per ordinary share(1)	1,216,998	2,754,537	2,759,213	2,759,213	2,759,213	2,759,213	2,761,649

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004	Actual	As Adjusted
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$1,287	$8,674	$6,767	$10,645	$12,605	$7,914	$35,965
Working capital	1,258	16,180	8,455	12,767	17,340	13,145	41,196
Total assets	12,129	27,058	21,771	26,257	31,061	31,116	59,167
Long-term liabilities	1,364	1,943	1,800	1,892	1,629	1,583	1,583
Accumulated deficit	(13,293)	(16,234)	(22,755)	(26,338)	(29,279)	(33,396)	(33,396)
Shareholders’ equity	1,332	15,976	9,455	13,373	18,182	14,193	42,244

As adjusted information included above in the consolidated balance sheet data gives effect to our receipt of estimated net proceeds of $28.1 million from our sale of the ordinary shares in this offering, based on the initial public offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

——————

(1)

See Notes 2N and 13 in the “Index to Consolidated Financial Statements” for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our ordinary shares could decline due to any of these risks and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Our Market

If we fail to enhance our existing products, develop new and more technologically advanced products or successfully commercialize these products, the results of our operations would suffer.

To compete effectively, we must enhance our existing products and introduce new, cost-effective products and features to meet changing customer requirements and evolving industry standards. The markets for our products are characterized by rapidly changing technology and frequent introductions of new products. We, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. We cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

We must design our products to support emerging technologies and features, including personalized programming, targeted advertising, new compression standards, HDTV, distributed networking, dense decoding and the greater use of video-over-IP. Our products must also meet industry standards in the geographical regions in which we operate. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase.

Sales of our products are also dependent on the market acceptance of advanced video services. If adoption of advanced services is not as widespread or as rapid as we expect, or if we are unable to develop new products based on emerging technologies on a timely basis, our results of operations would be materially and adversely affected.

MPEG-4

Our encoders and decoders do not currently support MPEG-4, a newer compression standard. We are developing an MPEG-4 compatible encoder, which we expect to ship for revenues in the third quarter of 2006. We have not yet begun developing an MPEG-4 compatible decoder. To the extent our targeted customers require MPEG-4 compatibility, we may unable to successfully market our encoders and decoders until MPEG-4 support can be developed, particularly in the U.S. where there is a growing demand for advanced compression technologies. Developing MPEG-4 support will require significant research and development efforts and license fees. If we are unable to upgrade our products to newer compression technologies in a timely and cost-effective manner, we may not be able to market or sell our products, which would adversely affect our results of operations.

VC-1

Although MPEG has evolved as the prevailing standard for compressing digital video in most of our target markets, we cannot assure you that alternative standards will not be adopted. Microsoft has developed a different standard for compressing digital video, called VC-1, which our products do not currently support. Microsoft is currently making efforts to have this standard accepted by the industry. If network operators adopt VC-1, we will need to enhance our products to support this standard, which would be a lengthy and costly process.

HDTV

While our intelligent video gateway processes HDTV content, and we currently resell third-party HDTV encoders and decoders, the encoders and decoders developed by us do not currently support HDTV. We are currently developing HDTV encoders and decoders, which we expect to ship for revenues in the fourth quarter of 2006. To the extent our target customers prefer to purchase HDTV encoders and decoders developed by us rather than third-parties, we may be unable to successfully market these products. Until we develop HDTV encoders and decoders, we will rely on the resale of third-party products which have lower gross margins than internally-developed versions. If we are unable to provide

HDTV support in our encoding and decoding products, we may not be able to compete effectively, particularly in the U.S., which would adversely affect our results of operations.

Personalized Programming and Targeted Advertising

The ability to support personalized programming and targeted advertising are essential features of our intelligent video gateway currently under development. While we have successfully demonstrated these features, we do not expect to ship these features for revenue until the second quarter of 2006. If we are unable to successfully introduce these features on a timely basis, our prospective customers may be unwilling to purchase our intelligent video gateway and our competitive position and results of operations would be adversely affected.

We only recently introduced our intelligent video gateway, and if we fail in our efforts to sell this product, or if our target customers are unwilling to purchase this product from us, our results of operations would suffer.

Most of our revenues to date have been derived from sales of encoders and decoders. We began shipping our intelligent video gateway in the fourth quarter of 2003. We have devoted significant research and development and sales and marketing resources toward this product, and we expect sales of this product to represent a growing portion of our revenues in the future. We lack substantial experience selling this product and we cannot be certain that this product will be accepted. In some cases, our current original equipment manufacturer, or OEM, partners resell comparable video processing products provided by our competitors, so it may be difficult for us to build an OEM channel for our intelligent video gateway. The sale of our intelligent video gateway is a critical component of our growth strategy, and if we are unsuccessful in our efforts to expand this portion of our business, our revenues may not grow, we may need to adjust our growth strategy and our results of operations would suffer.

We intend to increase our sales and marketing efforts in the U.S. and to telecom service providers and major cable operators, which may require us to broaden our OEM partnerships. We may not be successful in these activities, which could adversely affect our results of operations.

Our ability to increase our sales in the U.S. and to telecom service providers and major cable operators depends on our ability to obtain key customers in these markets, and to devote substantial technical, marketing and sales resources to these markets, which have lengthy equipment qualification and sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the telecom and cable markets. Large cable and telecom operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to risks, including reduced gross margins. Large annual purchase agreements or contracts with U.S. telecom service providers and major cable operators are not typical. If we are unable to successfully increase our sales in the U.S., or to telecom service providers or major cable operators, or expand our OEM partnerships, our results of operations would suffer.

We have a history of losses and may never achieve or maintain profitability.

We have incurred losses in each year since our inception, and as of September 30, 2005, we had an accumulated deficit of $33.4 million. Our losses may increase in the future as we expand our research and development activities and increase our manufacturing and sales and marketing capabilities. The future success of our business will depend on our ability to increase product sales, develop additional products and applications, expand our sales force and distribution network and control costs, which we may be unable to do. We may not generate sufficient revenues from product sales or generate sufficient free cash flow in the future to achieve or maintain profitable operations, resulting in the possibility of future capital requirements.

Our operating results may fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our share price to decline.

Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future on both an annual and quarterly basis as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

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the timing, size, delivery, installation and revenue recognition of customer orders;

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our long and unpredictable sales cycle, which typically lasts approximately 3 to 12 months;

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the cost and availability of electronic components;

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our ability to enhance our products and market acceptance of our existing and new products;

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the potential loss of key OEM partnerships;

•

our customers’ need for local franchise and licensing approvals; and

•

regulatory changes in the U.S. and other countries.

We have no supply agreements with our key suppliers, on whom we depend for essential components for our products. If we are unable to obtain these components we may not be able to meet the demand for our products.

We depend on single sources of supply for certain essential components of our products, including video decoder chips, video encoder chips and network processors. We have no long-term supply agreements with any of these suppliers, and cannot assure you that we will be able to obtain such components on a timely basis or at acceptable prices, if at all. If we are unable to obtain our key components at acceptable prices and on a timely basis, we may not be able to meet the demand for our products, which would adversely affect our production capability, our reputation and results of operations.

Discontinued Components

Our key suppliers routinely develop new components and discontinue the manufacturing of older components. While it is a common practice in our industry to provide at least six months notice before discontinuing production of components, our suppliers are not required to give us advance notice of such changes. When one of our suppliers introduces a new component, or ceases to manufacture older components, we must adapt our current line of products to the new component, which may take longer than the advance notice period, if any, received from the supplier.

Start-up Company Suppliers

Some of our third-party suppliers are start-up companies, and are not financially stable. In the event that the supplier of a key component of our products ceases operations or otherwise ceases to do business with us, it would cause delays as we seek an alternate supplier, and we may not have access to the information necessary to enable another supplier to manufacture the component.

Subcontractors in Israel

We depend on two subcontractors to assemble our products in Israel. We are restricted by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, from manufacturing our products outside of Israel without OCS approval, which would result in an increased royalty rate to the OCS, if granted. Any disruption to our sources of manufacturing, or our inability to manufacture our products at a sufficient rate to keep pace with demand from our customers, would have an adverse effect on our business and customer relationships.

Our products designed for the U.S. market require adaptation before sale outside of the U.S., which may result in additional development costs and delays in sales outside of the U.S.

The U.S. market imposes specific standards on products such as ours, which are different from those applicable in other parts of the world. As a result, we have directed a substantial portion of our recent research and development efforts toward the development of products for the U.S. market. We need to modify certain of these products before we are able to sell them outside of the U.S., which may result in additional development costs and which may delay our ability to introduce new products outside of the U.S. in a timely manner and have an adverse effect on our results of operations.

Our business is dependent on the capital spending patterns of network operators, and any decrease or delay in capital spending by them would adversely affect our operating results and financial condition.

Demand for our products will depend on the magnitude and timing of capital spending by network operators as they construct and upgrade their networks. The ordering patterns of our customers is sporadic, and the capital spending patterns of network operators are dependent on a variety of factors, including:

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competitive pressures, including pricing pressures;

•

consumer demand for new services;

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emphasis on generating revenues from existing customers instead of new network construction or upgrades;

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evolving industry standards and network architectures; and

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completion of major network upgrades, which may have the effect of reducing capital expenditures by our customers.

In addition, uncertain and volatile capital markets have depressed the market values of network operators and restricted their access to capital, resulting in delays or the cancellation of certain projects. Financial difficulties among network operators would adversely affect our results of operations.

We may not be able to successfully compete with larger competitors which have greater operations, financial, marketing, human and other resources than us.

We compete in a highly competitive market. We compete primarily on the basis of the technological merits of our products, cost, support and product availability. Many of our competitors are large companies with significantly greater financial, marketing, human and other resources than us, which may give them competitive advantages over us. Our larger competitors have broader product lines that our target customers may prefer. SBC, one of our targeted telecom customers, recently awarded a large IPTV contract to Scientific-Atlanta, which may limit our ability to sell to SBC. Other customers may also award initial contracts to larger suppliers than us. Our revenues and our sale prices may decline significantly if our competitors introduce equivalent or superior products. Scientific-Atlanta recently announced a product similar to our intelligent video gateway. We are currently unable to assess the potential impact this new product may have on our business, or our relationship with Scientific-Atlanta. In addition, many of our competitors manufacture their products in countries where the cost of production is significantly lower than in Israel, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

We rely on third-parties to distribute and market the majority of our products, and our financial performance may be adversely affected if we cannot maintain effective distributor relationships. Some of our distributors may sell products that compete with our products, or may cease selling our products as we increase our direct sales efforts.

We sell a significant portion of our products through third-party distributors, including resellers, system integrators and agents, and we expect OEM sales to represent a growing portion of our revenues. Our distributors and OEMs may not be successful in marketing and selling our products in the future and may terminate their relationships with us upon short notice with little or no penalty. We may not be able to maintain an effective distributor or OEM network, which could adversely affect our results of operations.

Some of our distributors have sold in the past, and may sell in the future, products that compete with our products. In addition, we are increasing efforts to sell our products directly to larger cable and telecom operators. Some of these operators are current or target customers of our OEMs, and our OEMs may decide to purchase products from other manufacturers who do not compete directly with them. The loss of one or more of our major distributors or OEM partners, especially in a key market, could have a material adverse effect on our results of operations.

Some of the technology we use is licensed from third-parties and integrated into our products. If our licensors terminate our license agreements, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business.

Our products are based on a combination of our core technology and licenses we obtain from third-parties. For example, the software that we use in our products to compress video into an MPEG format is licensed to us by a third-party. While some of our license agreements are perpetual, others are terminable within a short period. If any of our licensors decides to terminate the license agreement we have with such licensor, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business and results of operations.

A substantial majority of our sales and substantially all of our other activities occur outside the U.S. We are subject to risks associated with operating in a wide variety of countries, which may negatively affect our operating results.

Sales to customers outside the U.S. for 2002, 2003 and 2004 represented 90.3%, 92.0% and 88.4% of our revenues, respectively. We expect that non-U.S. sales will continue to represent a major portion of our revenues for the foreseeable future. Substantially all of our research and development and contract manufacturing occurs in Israel. Our operations, the operations of our contract manufacturers and our sales in non-U.S. markets, are subject to a number of risks, including:

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longer payment cycles;

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potentially weak protection of intellectual property rights in certain countries;

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the burden of complying with a wide variety of foreign laws, treaties and technical standards;

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import and export license requirements, tariffs, taxes and other trade barriers; and

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political and economic changes and instability.

In 2004, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Fluctuations in currency exchange rates could cause fluctuations in our revenues, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by one issued patent in the U.S. (U.S. Patent 6,784,811), and by several additional patent applications pending in the U.S. The process of seeking patent protection can be long and expensive, and there can be no assurance that our existing or future patent applications will result in patents being issued, or that our existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to us. Any issued patents may be challenged, invalidated or legally circumvented by third-parties. We cannot be certain that our patents will be upheld as valid, be enforceable or prevent the development of competitive products. Moreover, we operate, sell and market our products in some countries, including China, with potentially weak protection of intellectual property rights. Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our revenues and gross margins. In addition, competitors could purchase one of our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our results of operations.

We have also developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We generally enter into agreements with our employees and consultants who are involved in our research and development activities or who have access to any of our confidential information prohibiting these individuals from disclosing any confidential information or trade secrets. We cannot assure you that these agreements will provide meaningful protection of our proprietary information in the event of unauthorized use or disclosure of this information, nor in the event of a competing claim to this technology by a previous employer of any of our employees or consultants. Furthermore, in the absence of patent protection, we may be exposed to competitors who independently develop equivalent technology or gain access to our knowledge.

Third-party claims of infringement could require us to redesign our products, seek licenses or engage in future, costly intellectual property litigation, which could impact our future business and financial performance.

Claims by competitors and other third-parties that our products allegedly infringe upon the patent rights of others could have a material adverse effect on our business. Our industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek licenses from third-parties or pay royalties that may be substantial. Furthermore, we cannot assure you that necessary licenses would be available on satisfactory terms, or at all.

Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business and results of operations.

We may become involved in litigation to protect the trademark rights associated with our name or the names of our products. We do not have a trademark registration or application for our company name. We do not know whether others will assert that our name infringes upon their trademark rights. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we need to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of revenues.

We have a limited backlog of orders and must maintain sufficient inventory levels to meet anticipated demand. This may result in write-offs of obsolete inventory, which could adversely affect our financial performance.

The timing and volume of orders for our products are difficult to forecast, as a substantial portion of our sales are booked and shipped in the same quarter pursuant to purchase orders. We generally do not have long-term supply agreements with our customers, and we have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to ensure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs, which could harm our financial performance. In addition, our limited backlog makes accurately forecasting inventory and other expenditures difficult.

Changes in telecommunications regulations could harm our prospects and future revenues.

Global efforts to deregulate the telecommunications industry have resulted in increased levels of competition among service providers and a rapidly-evolving industry landscape. In the U.S. for example, the Telecommunications Act of 1996 generally permitted service operators to enter each others’ markets and to provide a variety of voice, video and data services. Changes in telecommunications regulations in the U.S. and other countries could limit the construction or expansion of our customers’ networks and affect the sales of our products. Increased regulation of our customers’ service offerings could limit their capital equipment investments and consequently the purchases of our products. Changes in regulations could have a material adverse effect on our business and results of operations

Business combinations and other financial restructurings by network operators or our competitors could adversely affect our business.

Business combinations and other restructurings in our industry are common, such as the acquisition of AT&T Broadband by Comcast in 2002, the acquisition by The News Corporation in December 2003 of an indirect controlling interest in Hughes Electronics, the parent company of DIRECTV, the recent privatization of Cox Communications, the planned sale of Adelphia Communications out of bankruptcy and the proposed sale of Cablevision’s VOOM satellite assets to Echostar. Further business combinations may occur in our industry, which may reduce the number of network operators and decrease capital spending in our industry, which could reduce demand for our products and adversely affect our results of operations.

Certain of our customers have accumulated significant levels of debt and have announced reorganizations and financial restructurings, including bankruptcy filings, during recent years. Further business combinations and restructurings may occur again in the future, which may adversely impact our customers’ purchases of new equipment.

The communications equipment industry is characterized by frequent mergers and acquisitions. An acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our products while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which would negatively impact our business and results of operations.

We are highly dependent on key members of our executive team, and the failure to attract and retain key personnel could adversely affect our business.

We are highly dependent on the members of our executive management team and technical staff, including, in particular, David Mahlab, our Chief Executive Officer, who founded Scopus and who has directed our business since inception, and Yaron Simler, our President, who only recently joined our company and is important to our U.S. operations and expansion strategy. Pursuant to a transition plan approved by our board of directors, on January 1, 2007,

Mr. Gat will step down of his position as the chairman of our board of directors, and will be replaced by Mr. David Mahlab, who will be appointed as the active chairman. Yoel Gat will continue to serve as a consultant and as a director in the board of directors and will be appointed to another position such as a vice chairman of our board of directors. On January 1, 2007 Dr. Simler will replace Mr. David Mahlab as our chief executive officer, and become president and chief executive officer. After the transition, the respective compensation package paid to each of Dr. Simler, Mr. Mahlab and Mr. Gat will remain unchanged. We do not currently carry “key man” insurance with respect to either Mr. Mahlab or Dr. Simler. We depend on our management’s and technical staff’s experience and familiarity with our technology to execute our business strategy. We have entered into employment agreements with both Mr. Mahlab and Dr. Simler pursuant to which they have agreed not to engage in certain activities that directly compete with us upon their termination of employment. However, these prohibitions against Mr. Mahlab and Dr. Simler’s competitive activities are limited to four months and one year, respectively, following their termination of employment. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he be entitled to use any of his accrued vacation. Our success will also depend in large part on our ability to continue to attract, retain and motivate highly skilled management and technical personnel. The departure or other loss of any member of our executive management team or technical staff could harm our ability to effectively develop and market our products.

Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. If we are unable to attract and retain additional qualified and highly skilled employees our business, financial condition and results of operations may be adversely affected.

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

As a public company, we will be spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting, and attestation of the effectiveness of our internal controls over financial reporting by management and our independent registered public accounting firm in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006, and with each subsequently filed annual report on Form 20-F. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will require us to hire additional personnel and outside advisory services and will result in significant additional accounting and legal expenses.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $20.1 million in 2000 to $35.1 million in 2004. During the next two years, we expect to expand our research and development, sales and marketing and manufacturing activities, including our activities in the U.S. Although we cannot estimate with certainty the annual expenses related to the foregoing, we intend to invest approximately $3-5 million of the net proceeds of this offering to expand our sales and marketing operations and approximately $3-5 million in research and development activities. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

•

manage a larger organization;

•

implement appropriate operational and financial systems;

•

expand our distribution and manufacturing capacity; and

•

expand our sales and marketing infrastructure and capabilities.

If we cannot grow and manage our business appropriately, we may not be able to execute our business strategies and our business and financial results would suffer.

We may seek to expand our business through acquisitions that could result in a diversion of resources and additional expenses, which could disrupt our business and harm our financial condition.

We may, in the future, pursue acquisitions of businesses, products and technologies, or establish joint venture arrangements to expand our business. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology, service or products could divert management’s time as well as our resources, and disrupt our operations and cause our business to suffer. We have not acquired a business in the past, and we may be unable to successfully integrate acquired businesses or joint ventures with our operations. Future acquisitions may also require additional capital, which may not be available on favorable terms, if at all, or which may dilute the interests of our shareholders.

We are subject to regulation by the United States Federal Communications Commission, or FCC, and other foreign governmental and qualification requirements by non-governmental agencies and our customers. If we are unable to obtain and maintain regulatory qualifications or approvals for our products and our future applications and products, our business may be adversely affected.

Our products are sold worldwide. The regulatory requirements in various countries vary widely, and complying with such regulatory requirements can be an expensive and time-consuming process. In addition, different network operators and national non-governmental standards organizations in the U.S. and worldwide impose varying standards and qualification requirements. While our products have been approved in certain countries, we cannot assure you that we will be able to maintain these regulatory or industry qualifications, clearances or approvals in all the countries in which we operate, or that we will be able to obtain such qualifications, clearances or approvals in new foreign markets or for new products. We may incur significant costs in attempting to maintain or obtain qualifications, clearances or approvals. If we do not comply with the applicable regulatory requirements in each of the jurisdictions in which our products are sold, we may be subject to regulatory enforcement actions which could require us to, among other things, cease selling our products. Furthermore, if our products fail to meet the standards and qualification requirements imposed by network operators or non-governmental standards organizations, we may not be able to successfully market and sell our products. If any of these events were to occur, our business, financial condition and results of operations would suffer.

We may be materially affected by the WEEE and RoHS directives.

The European Union has finalized the Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Certain of our key components use such materials. Under WEEE, we will be responsible for financing operations for the collection, treatment, disposal and recycling of past and future covered products sold in the European Union. Because the specific legal requirements have not been finalized, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

Risks Related to this Offering

There has been no prior trading market for our ordinary shares and our share price may be volatile.

Prior to this offering, there has been no public market for our ordinary shares. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of a trading market may result in the loss of research coverage, if any, provided by securities analysts, or the loss of, or failure to secure, coverage by securities analysts may negatively impact the public trading market for our ordinary shares. The price of the ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. The market price of our ordinary shares after this offering would be affected by a number of factors, including changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares, and market conditions in our industry, the industries of our customers and the economy as a whole. If our future quarterly results or guidance for future periods are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is low.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The assumed initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $3.78 per share, based on an initial public offering price of $7.00 per share. This dilution is due, in large part, to earlier investors having generally paid substantially less than the assumed initial public offering price when they purchased their shares. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. As a result of this dilution, investors purchasing ordinary shares from us will have contributed 66.4% of the total amount of our total net funding to date but will own only 34.4% of our equity.

In addition, the exercise of outstanding options will, and future equity issuances may, result in further dilution to investors. As of December 5, 2005, there were outstanding options to purchase 3,516,425 ordinary shares under our share option plans at a weighted average exercise price of $3.40 per share.

Our existing shareholders, officers, directors and affiliated entities will continue to own a majority of our ordinary shares following this offering and will control us.

Our existing shareholders, executive officers, directors and entities affiliated with them, in the aggregate, will beneficially own approximately 68.3% of our outstanding ordinary shares (including shares subject to options that are currently exercisable or exercisable within 60 days of December 5, 2005) after the issuance of shares in this offering. These shareholders, if acting together, would be able to control all matters requiring approval by our shareholders both before and after this offering, including the election of directors and the approval of mergers or other business combination transactions.

We will have broad discretion in how we use the proceeds of this offering.

We intend to use the net proceeds of this offering to expand our sales and marketing and research and development operations and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds.

Future sales of our ordinary shares could reduce our share price.

Upon the closing of this offering, we will have 13,103,018 ordinary shares outstanding, assuming the issuance of 4,500,000 ordinary shares in this offering. Other than shares to be sold in this offering, the remaining ordinary shares outstanding upon completion of this offering will be “restricted securities.”  Following completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 6,028,017 ordinary shares issued or issuable under our shares option plans (including 2,500,000 ordinary shares to be reserved for issuance under our share option plans upon this offering). As of December 5, 2005, options to purchase 3,516,425 ordinary shares were issued and outstanding, of which options to purchase 1,805,389 ordinary shares had vested and had not been exercised. We have granted to a number of our shareholders, who together own a total of approximately 8,462,888 ordinary shares, registration rights with respect to their ordinary shares or ordinary shares underlying other securities. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. The ordinary shares we are selling in this offering will be freely tradable immediately following this offering. In addition, a substantial number of shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market after this offering, and could be sold pursuant to registration under the Securities Act or an exemption from registration. Our executive officers, directors, existing shareholders and vested option holders have agreed not to sell an aggregate of approximately 8,516,988 shares owned by them for a period of 180 days after the date of this prospectus. As these restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

If, for any taxable year, our passive income, or our assets that produce passive income, exceed levels provided by U.S. law in relation to our non-passive income or our non-passive assets, respectively, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Passive income includes amounts derived from the temporary investment of funds raised in this offering.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must annually determine our passive foreign investment company status based on tests which are factual in nature, and we are therefore unable to determine whether we will become a passive foreign investment company in the future. While we intend to manage our business to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering, and our market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure you that we will not be considered a passive foreign investment company for any taxable year. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders.

U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, see “U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Considerations.”

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices, research and development facilities and contract manufacturer are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently. In addition, despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could disrupt our operations and adversely affect the willingness of customers outside Israel to buy our products, which could increase our costs and adversely affect the expansion of our business and our results of operations.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service in Israel.

All male and a portion of female adult Israeli citizens under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, they can be called to active duty at any time under emergency circumstances. Should the hostilities in the region escalate, some of our executive officers, directors and employees could be called to active military duty, possibly resulting in interruptions in our sales and development efforts and other adverse impacts on our business and operations which we can not currently assess.

You may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors, asserting U.S. securities laws claims in Israel or serving process on our executive officers and directors and the Israeli experts named in this prospectus.

The majority of our executive officers and directors, and the Israeli experts named in this prospectus are located in Israel, and a majority of our assets, and the assets of these persons, are located in Israel. Therefore, a judgment obtained against us or any of them in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforcement of civil liabilities in Israel, see “Enforcement of Civil Liabilities.”

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

While, under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The tax benefits available to us under Israeli law require us to meet several conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital, and may be terminated or reduced in the future, which would increase our taxes.

We have not yet generated any taxable income and have therefore not taken advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. Additionally, if we increase our activities outside of Israel, for example, through acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Taxation — Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Provisions of our articles of association, other corporate documents and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively impact our share price.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Moreover, as noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the OCS, which provided grants for the development of our technology. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with the majority of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period of time. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”  These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in “Risk Factors.”  All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “Risk Factors,” in which we have disclosed the material risks related to our business and this offering. These forward looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward looking statements. We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

This prospectus also includes statistical data that we obtained from industry publications and reports generated by In-Stat and Informa Telecoms & Media. Although we have not independently verified their data, based on our industry experience, we believe that the publications and reports are reliable and their conclusions are reasonable.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form F-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements. The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $28.1 million based on the initial public offering price of $7.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to invest approximately $3-5 million of the net proceeds of this offering to expand our sales and marketing operations and approximately $3-5 million in research and development activities. We intend to use the remainder of the proceeds for working capital and general corporate purposes. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we are not engaged in negotiations with respect to any investment or acquisition. Pending an ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing investment grade securities. The goal with respect to the investment of these proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future sales and cash generated by operations and the other factors as described in “Risk Factors.”  Therefore, we will have broad discretion in the way we use the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and currently we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in financing our operations, and in developing and expanding our business. Any future determination to pay dividends will be at the discretion of the board of directors.

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits. See “Description of Share Capital — Dividend and Liquidation Rights.” In addition, the payment of dividends may result in our being subject to income tax to the extent that such dividends would be paid from profits derived from an “Approved Enterprise”, and may be subject to Israeli withholding taxes. See “Israeli Taxation — Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005. Our capitalization is presented:

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on an actual basis;

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on a pro forma basis to reflect the automatic conversion of all our preferred shares outstanding into 5,831,721 ordinary shares upon the closing of this offering; and

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on a pro forma as adjusted basis to give effect to our receipt of estimated net proceeds of $28.1 million from our sale of the ordinary shares in this offering, based on the initial public offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Shareholder’s equity:
Ordinary shares of NIS 1.40 par value 15,357,143 shares authorized, 2,768,284(1) shares issued and outstanding, actual; 15,357,143 shares authorized and 8,600,005 shares issued and outstanding, pro forma; and 60,000,000 shares authorized and 13,100,005 shares issued and outstanding, pro forma as adjusted	$1,081	$2,857	$4,227
Series A preferred shares of NIS 1.40 par value 2,142,857 shares authorized; 2,087,335 shares issued outstanding, actual no shares issued and outstanding, pro forma and as adjusted	696	—	—
Series B preferred shares of NIS 1.40 par value 3,928,571 shares authorized; 3,838,923 shares issued outstanding, actual no shares issued and outstanding, pro forma and as adjusted	1,210	—	—
Additional paid-in capital	45,734	45,864	72,545
Deferred stock-based compensation	(1,132)	(1,132)	(1,132)
Accumulated deficit	(33,396)	(33,396)	(33,396)
Total shareholders’ equity	14,193	14,193	42,244
Total capitalization	$14,193	$14,193	$42,244

——————

(1)

Does not include 3,218,397 shares issuable upon the exercise of share options issued pursuant to our 2000 Incentive Employee Share Plan, Executive Option Plan and the 2001 Amended and Restated Option Plan.

DILUTION

Our pro forma net tangible book value as of September 30, 2005 was $14.2 million, or $1.65 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the pro forma number of ordinary shares outstanding upon the consummation of this offering. Pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the net tangible book value per share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 4.5 million ordinary shares by us in this offering at the initial public offering price of $7.00 per share, the midpoint of the initial public offering price range, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been $42.2 million, or approximately $3.22 per share. This represents an immediate increase in pro forma net tangible book value of $1.57 per share to existing shareholders and an immediate dilution of $3.78 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$7.00
Pro forma net tangible book value (deficit) per share as of September 30, 2005	$1.65
Increase in net tangible book value (deficit) per share attributable to this offering	1.57
Pro forma as adjusted net tangible book value per share after this offering	3.22
Dilution per share to new investors in this offering		$3.78

The following table presents, on a pro forma as adjusted basis, as of September 30, 2005, the differences between the number of ordinary shares purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by new investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on the initial public offering price of $7.00 per share:

	Ordinary Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing shareholders	8,600,005	65.6%	$14,193	33.6%	$1.65
New investors	4,500,000	34.4%	28,051	66.4%	7.00
Total	13,100,005	100.0%	$42,244	100.0%	$3.22

If the underwriters exercise their over-allotment option in full, the percentage of ordinary shares held by existing shareholders will decrease to 62.4% of the total number of ordinary shares outstanding after this offering, and our pro forma as adjusted net tangible book value would have been $47.0 million, or approximately $3.41 per share. This represents an immediate increase in pro forma net tangible book value of $1.76 per share to existing shareholder, and the number of ordinary shares held by new investors will increase to 5,175,000, or 37.6% of the total number of ordinary shares outstanding after this offering.

In addition, the exercise of outstanding options will result in further dilution to investors. If all of our outstanding share options are exercised the percentage of ordinary shares held by new investors will decrease to 27.1% of the total number of ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP, and audited by Brightman Almagor & Co., an independent registered public accounting firm, and a member firm of Deloitte Touche Tohmatsu. Their report appears elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2000, 2001, and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2005 and the selected consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

	Year Ended December 31,					Nine Months Ended September 30,
Consolidated Statement of Operations Data:	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Revenues	$20,061	$27,062	$23,278	$31,051	$35,051	$23,932	$32,858
Cost of revenues	11,235	14,022	11,797	16,487	16,086	11,351	17,109
Gross profit	8,826	13,040	11,481	14,564	18,965	12,581	15,749
Research and development expenses, net of participation by OCS	3,195	5,280	6,619	6,492	9,184	6,435	7,614
Sales and marketing expenses	5,506	7,676	8,487	9,618	10,751	8,094	9,969
General and administrative expenses	1,557	2,974	2,876	2,075	2,129	1,617	2,520
Operating loss	(1,432)	(2,890)	(6,501)	(3,621)	(3,099)	(3,565)	(4,354)
Financing income (expense), net	54	210	89	99	187	(8)	274
Other income (expense), net	(717)	(164)	1	(5)	1	(1)	—
Loss before income taxes	(2,095)	(2,844)	(6,411)	(3,527)	(2,911)	(3,574)	(4,080)
Income tax expense	(18)	(97)	(110)	(56)	(30)	(26)	(37)
Net loss	(2,113)	(2,941)	(6,521)	(3,583)	(2,941)	(3,600)	(4,117)
Net loss	(2,113)	(2,941)	(6,521)	(3,583)	(2,941)	(3,600)	(4,117)
Dividend on preferred shares	—	—	—	(258)	(1,002)	(687)	(1,006)
Net loss attributable to ordinary shares	$(2,113)	$(2,941)	$(6,521)	$(3,841)	$(3,943)	$(4,287)	$(5,123)
Basic and diluted net loss per ordinary share(1)	$(1.74)	$(1.07)	$(2.36)	$(1.39)	$(1.43)	$(1.55)	$(1.86)
Weighted average ordinary shares used in computing basic and diluted net loss per ordinary share(1)	1,216,998	2,754,537	2,759,213	2,759,213	2,759,213	2,759,213	2,761,649

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004	Actual	As Adjusted
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$1,287	$8,674	$6,767	$10,645	$12,605	$7,914	$35,965
Working capital	1,258	16,180	8,455	12,767	17,340	13,145	41,196
Total assets	12,129	27,058	21,771	26,257	31,061	31,116	59,167
Long-term liabilities	1,364	1,943	1,800	1,892	1,629	1,583	1,583
Accumulated deficit	(13,293)	(16,234)	(22,755)	(26,338)	(29,279)	(33,396)	(33,396)
Shareholders’ equity	1,332	15,976	9,455	13,373	18,182	14,193	42,244

As adjusted information included above in the consolidated balance sheet data gives effect to our receipt of estimated net proceeds of $28.1 million from our sale of the ordinary shares in this offering, based on the initial public offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

——————

 (1)

See Note 2N and 13 in the “Index to Consolidated Financial Statements” for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under “Risk Factors,” “Forward looking Statements” and elsewhere in this prospectus. The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

Overview

We develop, market and support digital video networking products including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs.

We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003. Our operating expenses increased in 2004 as we continued development and marketing activities related to this product. In the nine months ended September 30, 2005, sales of our intelligent video gateway represented approximately 13% of our revenues. We expect the percentage contribution to our revenues from our intelligent video gateway to increase in future periods as we increase our sales and marketing efforts related to this product line.

We expect our sales and marketing expenses to increase as we attempt to increase our sales to large cable operators and telecom service providers, including those in the U.S. We lack experience selling to these customers and in this market and cannot be certain that our products will be accepted. We also expect our entrance into this market will expose us to new competitors. In some cases, our current OEM partners resell video processing products provided by our competitors, so it may be difficult for us to build an OEM channel for our intelligent video gateway. Sales of our intelligent video gateway are a critical component of our growth strategy, and if we are unsuccessful in our efforts to expand this portion of our business, our revenues may not grow, we may need to adjust our growth strategy and our financial condition could suffer.

We devote a significant amount of our resources toward research and development to introduce and enhance products in support of our growth strategies. Research and development expenses, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor, or OCS, as a percentage of revenues in 2002, 2003, and 2004 were 28.4%, 20.9% and 26.2%, respectively. Our current research and development efforts are focused heavily on personalized programming, targeted advertising, HDTV and video compression incorporating MPEG-2 and newer compression standards such as MPEG-4. We also devote considerable development resources to video-over-IP, dense decoding and network management. Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business, operating results, and profits.

We organize our worldwide sales efforts into three territories, including: Europe, the Middle East and Africa; Asia and the Pacific Rim; and North and South America. During 2004, these three regions accounted for 47.1%, 26.7% and 26.2% of our revenues, respectively. We market our products through a combination of third-party distribution, direct sales and partnerships with OEMs. Our Conditional Access neutral decoders 2600/2800 and UID2902 decoders are currently resold by Scientific-Atlanta as models D9840/42 and UID2902, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders and intelligent video gateways are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEMs have constituted a small percentage of our revenues to date, we view this channel as a key growth opportunity. We have expanded our marketing resources to keep pace with increasing demand in our target non-U.S. markets which have historically accounted for the majority of our business. However, we view the U.S. as a large opportunity for us. Since the second half of 2004, our research and development efforts have included designing products containing features that are directed to the U.S. market. Consistent with this approach, we have expanded our U.S. sales and marketing staff. Increasing our sales in the U.S. and to major cable and telecom operators will require substantial technical, marketing and sales resources dedicated to these markets, which are characterized by lengthy sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the U.S. cable and telecom markets. Large network operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to the risk of reduced gross margins. If we are unable to successfully increase our sales in the U.S. or to large cable and telecom operators, or expand our OEM partnerships, our revenues and results of operations could be adversely affected.

We use the U.S. dollar as our functional currency. Our consolidated financial statements included elsewhere in this prospectus are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2004, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction.

Revenues

We generate revenues principally through product sales and, to lesser extent, by providing associated services, including product maintenance, installation and customer training. Almost all of our revenues are derived from sales to cable, satellite and telecom service providers and terrestrial broadcasters. Demand for our products will depend on the magnitude and timing of capital spending by these customers to construct and upgrade their networks.

We sell a significant portion of our products through third-party distributors. Our sales to individual customers vary significantly from year to year depending largely upon the timing of their decisions to deploy or upgrade their video networks, the timing of deregulation by governments in different countries and the success rate of our sales efforts. For example, in 2003 we experienced greater revenues from customers in Russia and Italy due to major contracts secured in these markets, which represented 17.4% of our revenues in 2003, while in 2004 our revenues increased primarily due to a large project with Caribbean Broadcasting, which represented 11.2% of our revenues in 2004.

We have historically focused our marketing efforts in regions outside the U.S. Sales to non-US customers in 2002, 2003 and 2004 represented 90.3%, 92.0% and 88.4% of our revenues, respectively. In order to increase sales in the U.S., we plan to develop products and features that are targeted toward this region and enhance our sales and marketing efforts in the U.S. In addition, we believe that sales in Asia will account for an increasing percentage of our revenues as we expand our sales and marketing activities in this region. According to In-Stat, a market research firm, the Asian market for digital headend and distribution equipment is expected to grow from $116 million in 2004 to $699 million in 2009, representing a 43% compound annual growth rate.

In 2004, we increased our sales and marketing efforts worldwide. We opened a new sales office in Russia and expanded our sales and marketing activities in Asia and Europe, resulting in new customers relationships in China, Korea, Italy and Romania. In 2005, we opened an additional office in Japan and added three new Japanese customers. These initiatives, together with the overall improvement in the economy, contributed to an improvement in our revenues during 2004 and the first nine months of 2005.

The following table provides information regarding the breakdown of our revenues by geographical region. The information is provided for 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Europe, the Middle East and Africa	$9,997	$16,878	$16,510	$10,923	$15,440
Asia and the Pacific Rim	9,142	10,823	9,345	5,360	10,261
North and South America	4,139	3,350	9,196	7,649	7,157
Total	$23,278	$31,051	$35,051	$23,932	$32,858

Cost of revenues. Our cost of revenues consists primarily of component and material costs, salary and other personnel-related expenses for our operating staff, as well as related overhead costs, amounts paid to subcontractors and warranty costs related to our products. We also include royalties due to the OCS that are described in more detail later in this section in “-Government Grants.” We also pay royalties to Dolby Laboratories, European Telecommunications Standards Institute, or ETSI, and MPEG under license agreements.

The following table provides information regarding the breakdown of our royalty expenses for 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands of dollars)
OCS	$300	$859	$1,099	$736	$802
ETSI	3	48	16	8	12
DOLBY	—	—	5	—	12
MPEG	19	45	31	21	36
Total	$322	$952	$1,151	$765	$862

Since our royalty obligations to the OCS are paid as a percentage of our revenues, we expect OCS royalty payments to continue to have a similar relative impact on our operating results in the future, unless we obtain additional grants or re-pay current OCS grants in full.

Research and development expenses. Our research and development expenses are related to the design, development, engineering and testing of our products. These costs consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, materials used in research and amounts paid to subcontractors and consultants, as well as related overhead expenses. We expense our research and development expenses as they are incurred, net of amounts received or receivable from the Government of Israel through the OCS participation in certain research and development projects, referred to as OCS grants. During the second half of 2004, as part of our initiative to increase our revenues in the U.S., we shifted resources towards developing product features targeted toward the U.S. market.

Sales and marketing expenses. Our sales expenses consist primarily of salaries and commissions paid to internal sales personnel, travel and related costs and commissions paid to independent sales representatives. Our current and expected marketing expenses consist primarily of costs related to trade shows, marketing materials and the development of our website, as well as the use of subcontractors and related overhead expenses. Since 2004, we have invested resources toward industry trade shows and publications. In addition, we increased our sales and marketing efforts worldwide, opened additional offices and reorganized our professional services and sales department. We expect our sales and marketing expenses to increase in future periods as we hire additional sales and marketing personnel, primarily in the U.S.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and other related costs for our executive, accounting and administrative personnel, insurance, legal and accounting expenses and other miscellaneous general corporate expenses. We recently entered into employment agreements with Mr. Mahlab, Dr. Simler, and Mr. Eisenberg, which include salaries, bonuses and stock option grants, and which is expected to increase the Company’s administrative expenses for the nine months ended September 30, 2005, by approximately 11%. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he be entitled to use any of his accrued vacation. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand. We also expect additional general and administrative expenses associated with us becoming a public company, including increased professional services fees, liability insurance for our directors and officers and costs associated with regulatory compliance and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new rules implemented by the Securities and Exchange Commission regulations and the Nasdaq Stock Market. We cannot estimate with certainty the annual expenses related to the foregoing, but based on industry standards, we expect approximately $600,000 of annual expenses associated with becoming a public company, including approximately $200,000 for compliance with the requirements of the Sarbanes-Oxley Act of 2002, which we expect to pay from our working capital.

Stock-based compensation. As of September 30, 2005, we have incurred amortization of stock-based compensation of $103,000 all arising from June 2005 grants. We expect this expense to be approximately $82,000 per quarter for the next 15 quarters, not including the impact of SFAS No.123 (revised 2004) “Share-Based Payments.” The amortization of stock-based compensation, is allocated based on the division in which the recipient of each option grant is employed. Stock-based compensation results from the granting of share options to employees with exercise prices per share determined to be below the deemed fair market value per ordinary share on the date granted. The stock-based compensation when incurred will be amortized over the vesting period of the individual options.

Taxes. As of 2005, Israeli companies are generally subject to a corporate income tax rate of 34%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. In 1996, we were granted “Approved Enterprise” status under the tax-exempt benefit track provided by the Israeli Law for the Encouragement of Capital Investments of 1959 for the production of digital-video compression and distribution systems. In 2000, after our first investment program ended, we received an approval certificate for an expansion of our “Approved Enterprise” status. The second-program’s investments were concluded in December 2003, and we submitted a final performance report for the first expansion program, which was approved in September 2005. In 2004, we received an approval certificate for a third expansion program of our “Approved Enterprise” status. This expansion program will end on July 18, 2006 with an option to be extended for another year. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for our first program which provides an exemption of four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for our first program which provides a remaining period of between two to six years) of the benefit period depending on the level of foreign investment. See “Israeli Taxation—Law for the Encouragement of Capital Investment, 1959.” The period during which we are entitled to receive these benefits is limited to seven or ten years, depending on the extent of non-Israeli ownership of our shares, from the first year that taxable revenues are generated, or within 12 years from the first year defined as the “operational year” pursuant to Israeli tax law or 14 years from the respective year our program received “Approved Enterprise” status. The availability of the Israeli tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we received, plus interest and penalties thereon.

As of December 31, 2004, we had approximately $19.0 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and disclosure of contingent assets or liabilities. On a periodic basis we evaluate our estimates, including those related to revenue recognition, warranty costs, allowance for doubtful accounts, fair value of share based compensation and inventory valuation. We base our estimates on historical circumstances. These estimates are subject to an inherent degree of uncertainty, and actual results could differ from those estimates. Our significant accounting policies are more fully described in Note 2 in the “Index to Consolidated Financial Statements.”

The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies on our consolidated financial statements.

Revenue recognition criteria.

•

We recognize revenue from sales of products in accordance with SAB 101 as amended by SAB 104 upon delivery, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all material acceptance criteria have been met. In instances in which we enter into transactions that represent multiple-deliverable arrangements, with elements including products, maintenance, installation and training, we implement the guidance in EITF No. 21 in which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•

The delivered item has value to the customer on a stand-alone basis.

•

There is objective and reliable evidence of the fair value of the undelivered item.

•

If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in our control.

If these criteria are not met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered unless the undelivered element is considered inconsequential or perfunctory. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Our business includes the license of network management system software. Since this software component is considered incidental to the arrangement as a whole, we do not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition.”

•

Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is performed.

•

Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of using actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

•

Revenues from operating lease agreements are recognized ratably over the lease period.

Stock-based compensation.

We follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and authoritative interpretations thereof. Accordingly, we account for share options granted to employees and directors based on the intrinsic value, as estimated by our board of directors and management, of the options on the measurement date. Deferred compensation is amortized to compensation expense over the vesting period of the options on a straight-line method generally three or four years.

We account for stock-based compensation for non-employees using the fair value method in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and EITF 96-18: “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

At each option grant date, our board of directors and management determined the deemed fair value of our ordinary shares. Because there has been no public market for our ordinary shares, this determination is necessarily subjective. The board of directors has considered a number of factors, including:

•

Our sale of series A preferred shares and series B preferred shares to third parties;

•

The liquidation preference and other rights of the series A preferred shares and series B preferred shares; and

•

Our operating and financial performance.

We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. Management and the board of directors took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

As a result of initiating this offering, management engaged an unrelated third party valuation specialist to conduct contemporaneous valuations of the fair value of our ordinary shares as of October 27, 2005 and July 10, 2005, and a retrospective valuation of the fair value of our ordinary shares as of December 31, 2004 in order to support our estimate of the fair value for financial reporting purposes of our ordinary shares for the twelve months preceding the offering process, based on the subjective factors mentioned above, the various approaches to valuation set forth in the practice aid, the third-party valuation study and an assessment of market considerations, including the likelihood of an initial public offering, the uncertainties inherent in an initial public offering and discussions with the underwriters in this offering.

Based on this analysis, our board of directors has concluded that the exercise price of the options granted up to March 31, 2005 is equal to the fair value assessment of our ordinary shares, the exercise price of the options granted during the quarter ended June 30, 2005, is below the fair value assessment of our ordinary shares and the exercise price of the options granted during the period beginning July 1, 2005 through October 27, 2005 is equal to the fair value. As disclosed in Note 10 to our consolidated financial statements, we recorded a deferred stock-based compensation in the amount of $1.2 million with regard to the grants made during the quarter ended June 30, 2005.

The following table shows the Company’s stock option activity during the twelve months prior to October 27, 2005, including the weighted exercise price per share, the weighted fair market value of our ordinary shares for financial reporting purposes, and the differences between the two.

Stock Award Grant Dates	# of Options Granted	Weighted Average Exercise Price Per Share	Weighted Average Fair Market Value Per Share	Weighted Average Intrinsic Value Per Share

Quarter ended December 31, 2004	101,608	$2.80	$2.80	$0.00
Quarter ended March 31, 2005	5,358	$2.80	$2.80	$0.00
Quarter ended June 30, 2005	816,693	$2.80	$4.31	$1.51
Quarter ended September 30, 2005(*)	185,386	$4.31	$4.31	$0.00
Period from October 1, 2005 to October 27, 2005	301,577	$7.84	$7.84	$0.00

——————

(*)

Does not include 3,572 options granted to a consultant with an exercise price of $8.40, which is above the fair market value of $4.31 at the date of the grant.

Based on the initial public offering price of $7.00 per share, the aggregate intrinsic value of all stock options outstanding at December 5, 2005 was $12.7 million.

Allowance for doubtful accounts. The allowance for doubtful accounts is computed based on historical experience with regard to specific accounts, which, in our opinion, are doubtful for collection, as well as on a certain percentage of trade accounts receivable, based on historical experience.

Provision for warranty. The provision for warranty is computed on the basis of past experience as well as our estimates.

Inventories. Inventories are stated at the lower of cost or market value. We record costs for raw materials and finished products from third-parties on the basis of the moving average cost per unit. We determine the cost of work in progress, and finished products on the basis of standard cost, which approximates actual production cost. We assess the value of our inventory on a quarterly basis and determine whether we need to record an inventory write-down. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. The cost of finished products used for demonstration purposes is amortized over six months.

Results of Operations

The following table sets forth our financial results, as a percentage of revenues, for 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	50.7	53.1	45.9	47.4	52.1
Gross profit	49.3	46.9	54.1	52.6	47.9
Research and development expenses, net of participation by OCS	28.4	20.9	26.2	26.9	23.2
Sales and marketing expenses	36.5	31.0	30.6	33.8	30.3
General and administrative expenses	12.3	6.7	6.1	6.8	7.6
Operating loss	(27.9)	(11.7)	(8.8)	(14.9)	(13.2)
Financing income, net	0.4	0.3	0.5	0.0	0.8
Other income (expense)	0.0	(0.0)	0.0	(0.0)	—
Loss before income taxes	(27.5)	(11.4)	(8.3)	(14.9)	(12.4)
Income tax expenses	(0.5)	(0.1)	(0.1)	(0.1)	(0.1)
Net loss	(28.0)%	(11.5)%	(8.4)%	(15.0)%	(12.5)%

Comparison of the Nine Months Ended September 30, 2005 and 2004

Revenues. Revenues increased by 37.3%, from $23.9 million for the nine months ended September 30, 2004 to $32.9 million for the nine months ended September 30, 2005. The following factors contributed to this increase:

•

An increase of $4.9 million in revenues in Asia and the Pacific Rim, which mainly resulted from $6.2 million from two new customers in China;

•

Increased productivity of our sales force, which resulted from our sales and marketing efforts to target specific customers and markets;

•

Increased sales of our intelligent video gateway by 53.5%, which sales represented approximately 13% of our revenues;

•

Increased demand for our E-1720 encoder;

•

Increased revenues in Europe, the Middle East and Africa, which increased from $10.9 million to $15.4 million, and revenues in the U.S., which increased from $2.9 million to $4.7 million, due to our increased marketing and sales efforts; and

•

Increased sales to cable operators.

Gross profit. Gross profit increased by 25.2%, from $12.6 million for the nine months ended September 30, 2004 to $15.7 million for the nine months ended September 30, 2005. Gross profit as a percentage of revenues decreased from 52.6% for the nine months ended September 30, 2004 to 47.9% for the nine months ended September 30, 2005. This decrease was due primarily to the timing of the recognition of revenues for lower margin, ancillary, third-party products such as modulators, matrixes, hubs and routers, related to a specific contract with Luzhou Broadcasting Bureau, which represented 9.6% of our revenues in the nine months ended September 30, 2005.

Research and development expenses. Research and development expenses increased by 14.8%, from $8.1 million for the nine months ended September 30, 2004 to $9.3 million for the nine months ended September 30, 2005. These amounts exclude OCS grants of $1.7 million and $1.7 million for the nine months ended September 30, 2004 and

2005, respectively. The increase in our research and development expenses primarily reflects our increased investment in the development of our intelligent video gateway.

Sales and marketing expenses. Sales and marketing expenses increased by 23.1%, from $8.1 million for the nine months ended September 30, 2004 to $10.0 million for the nine months ended September 30, 2005. The increase was due to the expansion of our sales and marketing efforts, including the hiring of additional personnel and paying more commissions on increased revenues. In the first nine months of 2005, we added six additional employees in sales and marketing.

General and administrative expenses. General and administrative expenses increased by 55.8%, from $1.6 million for the nine months ended September 30, 2004 to $2.5 million for the nine months ended September 30, 2005. This increase was primarily the result of an increase in accounts that we were not able to collect, and that had been recorded as doubtful accounts, the hiring of Dr. Yaron Simler as our President and director, and options granted during the quarter ended June 30, 2005 below the fair value assessment of our ordinary shares. We recorded amortization of deferred stock-based compensation in the amount of $0.1 million.

Financing income (expense). Financing income (expense) increased from an expense of $8,000 for the nine months ended September 30, 2004 to income of $274,000 for the nine months ended September 30, 2005. The increase in the financing income was primarily the result of the decrease of the value of the NIS against the U.S. dollar.

Income tax expense. Income tax expense increased from $26,000 for the nine months ended September 30, 2004 to $37,000 for the nine months ended September 30, 2005. The income tax expense for the nine months ended September 30, 2005 resulted from taxable income from the operations of our U.S. subsidiary.

Comparison of the Years Ended December 31, 2004 and 2003

Revenues. Revenues increased by 12.9%, from $31.1 million for 2003 to $35.1 million for 2004. This increase resulted primarily from:

•

Two large new projects in the Caribbean and Asia totaling $5.2 million; and

•

Increased productivity of our sales force, following the reorganization of our sales force in the second quarter of 2004.

Gross profit. Gross profit increased by 30.2%, from $14.6 million for 2003 to $19.0 million for 2004. Gross profit as a percentage of revenues increased from 46.9% for 2003 to 54.1% for 2004. The increase is due primarily to sales of higher gross margin products such as encoders and multiplexers, a reduction in our component costs and increased labor productivity, as a result of new quality control testing stations and an improvement in our test procedures.

Research and development expenses. Research and development expenses increased by 19.4%, from $9.4 million in 2003 to $11.3 million in 2004. These amounts exclude OCS grants of $2.9 million and $2.1 million in 2003 and 2004, respectively. The increase in research and development expenses was due primarily to the development of features for products that are aimed at the U.S. market, particularly our intelligent video gateway.

Sales and marketing expenses. Sales and marketing expenses increased by 11.8%, from $9.6 million in 2003 to $10.8 million in 2004. The increase was due primarily to the expansion of our offices in Europe and an increase in our marketing activities worldwide, including our participation in industry trade shows and conferences.

General and administrative expenses. General and administrative expenses remained approximately the same at $2.1 million in both 2003 and 2004.

Financing income. Financing income increased from $99,000 in 2003 to $187,000 in 2004. The increase in financing income was primarily due to increased interest income earned on higher cash balances.

Income tax expense. Income tax expense decreased from $56,000 in 2003 to $30,000 in 2004. The income tax expense for those periods were the result of taxable income from the operations of our U.S. subsidiary.

Comparison of the Years Ended December 31, 2003 and 2002

Revenues. Revenues increased by 33.4%, from $23.3 million for 2002 to $31.1 million for 2003. This increase resulted primarily from increased sales of decoders in China, India and Russia due to major contracts secured in these markets.

Gross profit. Gross profit increased by 26.9%, from $11.5 million for 2002 to $14.6 million for 2003. Gross profit as a percentage of revenues decreased from 49.3% for 2002 to 46.9% for 2003. The decrease in gross profit as a percentage of revenues was primarily due to sales of lower gross margin products, including decoders, and higher component prices.

Research and development expenses. Research and development expenses increased by 8.1%, from $8.7 million in 2002 to $9.4 million in 2003. These amounts exclude OCS grants of $2.1 million and $2.9 million in 2002 and 2003, respectively. The increase in research and development expenses was due primarily to the development of our intelligent video gateway.

Sales and marketing expenses. Sales and marketing expenses increased by 13.3%, from $8.5 million for 2002 to $9.6 million for 2003. The increase was due primarily to the expansion of our personnel in the U.S. and China by seven employees. In addition commissions expense to agents increased by 30%, from $0.8 million for 2002 to $1.0 million for 2003, as a result of higher revenues. The increase in expenses was partially offset by a decrease in the delivery of demonstration products which we deliver to customers for review prior to potential purchase.

General and administrative expenses. General and administrative expenses decreased by 27.9%, from $2.9 million for 2002 to $2.1 million for 2003. The decrease was due primarily to the collection of certain accounts in 2003 that had been previously recorded as doubtful accounts.

Financing income. Our financing income increased from $89,000 for 2002 to $99,000 for 2003.

Income tax expense. Income tax expense decreased from $110,000 for 2002 to $56,000 for 2003. The income tax expense for those periods resulted from the operations of our U.S. subsidiary.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly statements of operations and our financial results as a percentage of revenues for each of the ten quarters ended September 30, 2005. You should read these tables in conjunction with our financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended
	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$9,518	$8,505	$7,034	$8,413	$6,912	$8,607	$11,119	$10,172	$11,079	$11,607
Cost of revenues	5,372	4,816	3,296	4,203	3,206	3,942	4,735	6,295	5,511	5,303
Gross profit	4,146	3,689	3,738	4,210	3,706	4,665	6,384	3,877	5,568	6,304
Research and development expenses, net of participation by OCS	1,142	1,586	2,269	2,040	2,069	2,325	2,749	2,868	2,544	2,203
Sales and marketing expenses	2,246	2,270	2,899	2,457	2,878	2,759	2,657	2,983	3,887	3,098
General and administrative expenses	469	561	530	526	586	504	512	898	756	866
Operating income (loss)	289	(728)	(1,960)	(813)	(1,827)	(923)	466	(2,872)	(1,619)	137
Financing income (expense), net	(3)	(2)	(50)	85	(37)	(58)	195	18	196	58
Other income (expense)	—	—	1	(1)	—	—	2	—	—	—
Income (loss) before income tax	286	(730)	(2009)	(729)	(1,864)	(981)	663	(2,854)	(1,423)	195
Income tax benefit (expense)	(33)	(27)	28	(8)	8	(26)	(4)	(10)	(13)	(13)
Net income (loss)	$253	$(757)	$(1,981)	$(737)	$(1,856)	$(1,007)	$659	$(2,864)	$(1,436)	$182

	Quarter Ended
	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005
Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	56.4	56.6	46.9	50.0	46.4	45.8	42.6	61.9	49.7	45.7
Gross profit	43.6	43.4	53.1	50.0	53.6	54.2	57.4	38.1	50.3	54.3
Research and development expenses, net of participation by OCS	12.0	18.6	32.3	24.2	29.9	27.0	24.7	28.2	23.0	19.0
Sales and marketing expenses	23.7	26.8	41.2	29.2	41.6	32.0	23.9	29.3	35.1	26.6
General and administrative expenses	4.9	6.6	7.4	6.3	8.5	5.9	4.6	8.8	6.8	7.5
Operating income (loss)	3.0	(8.6)	(27.8)	(9.7)	(26.4)	(10.7)	4.2	(28.2)	(14.6)	1.2
Financing income (expense), net	(0.0)	(0.0)	(0.7)	1.0	(0.6)	(0.7)	1.7	0.2	1.7	0.5
Other income (expense)	—	—	0.0	(0.0)	—	—	0.0	—	—	—
Income (loss) before income tax	3.0	(8.6)	(28.5)	(8.7)	(27.0)	(11.4)	5.9	(28.0)	(12.9)	1.7
Income tax benefit (expense)	(0.3)	(0.3)	0.4	(0.1)	0.1	(0.3)	(0.0)	(0.1)	(0.1)	(0.1)
Net income (loss)	2.7%	(8.9)%	(28.1)%	(8.8)%	(26.9)%	(11.7)%	5.9%	(28.1)%	(13.0)%	1.6%

Our quarterly results are influenced mainly by the intermittent timing of our product sales and the gross margin of the products sold in any given quarter. Our quarterly results have, in the past, been subject to seasonality, with the fourth quarter revenue typically being the strongest due to customer spending patterns and the first quarter earnings being the weakest due to the timing of our receipt of grants from the OCS.

Liquidity and capital resources

Since beginning operations in 1995 through September 30, 2005, we have financed our operations with:

•

$47.5 million in cash generated through private sales of our ordinary shares, preferred shares and convertible notes. All of our outstanding convertible notes have been converted into ordinary shares and all of our outstanding preferred shares will be converted into ordinary shares upon completion of this offering; and

•

OCS grants of $13.7 million. These grants are described in more detail in “—Government Grants.”

As of September 30, 2005, we had $7.9 million in cash and cash equivalents and $13.1 million of working capital.

Our capital requirements are dependent our ability to generate positive operating cash flow, which is primarily impacted by the market acceptance and pricing of our products and our level expenses associated with research and development and sales and manufacturing activities. We intend to increase our capital expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

We believe that the net proceeds from this offering, together with our cash reserves and cash from operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and research and development activity of new technologies for at least the next 24 months. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses, capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds to finance expansion plans, develop or acquire new products or technologies, enhance our existing products or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and execute our business plan.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Statements of Cash Flows Data:
Net cash used in operating activities	$(7,381)	$(3,204)	$(4,590)	$(4,166)	$(3,612)
Net cash provided by (used in) investing activities	5,602	(409)	(885)	(723)	(875)
Net cash provided by (used in) financing activities	(128)	7,491	7,435	7,480	(204)
Net increase (decrease) in cash and cash equivalents	(1,907)	3,878	1,960	2,591	(4,691)
Cash and cash equivalents—Beginning of period	8,674	6,767	10,645	10,645	12,605
Cash and cash equivalents—End of period	$6,767	$10,645	$12,605	$13,236	$7,914

Comparison of the Nine Months Ended September 30, 2005 and 2004

Operating activities. Net cash used in operating activities decreased from $4.2 million for the nine months ended September 30, 2004 to $3.6 million for the nine months ended September 30, 2005. The decrease of $0.6 million resulted primarily from an increase of $3.7 million in our trade accounts payable due to increased purchases of components to meet our sales growth, an increase of $1.9 million in our payables and other current liabilities, and an increase of $0.8 million in our receivables and other current assets. The decrease was offset primarily by an increase of $0.5 million in our net loss, an increase of $1.0 million in our trade accounts receivable due to an increase in revenues of $8.9 million, and an increase of $3.2 million in inventory, due primarily to our decision to increase inventories in response to increased customer demand and orders.

Investment activities. Net cash used in investing activities for the nine months ended September 30, 2004 was $723,000, compared to $875,000 for the nine months ended September 30, 2005. Our investing activities in each of those periods consisted primarily of the purchase of fixed assets, such as testing equipment to add additional quality control testing stations to improve our labor productivity.

Financing activities. Net cash provided by financing activities was $7.5 million for the nine months ended September 30, 2004. Net cash used in financing activities was $204,000 for the nine months ended September 30, 2005. Net cash provided by financing activities for the nine months ended September 30, 2004 resulted primarily from the second installment of proceeds received from the sale and issuance of series B preferred shares in the amount of $7.8 million.

Comparison of the Years Ended December 31, 2004 and 2003

Operating activities. Net cash used in operating activities increased from $3.2 million for 2003 to $4.6 million for 2004. The increase in net cash used in operating activities in 2004 compared to 2003 resulted primarily from an increase of $1.9 million in our trade accounts receivable due to an increase of $4.0 million in revenues, a decrease of $1.0 million in our payables and other current liabilities and an increase of $1.3 million in our inventory, primarily due to the purchase of end-of-life components required by us to meet our anticipated revenues. The increase was offset by a decrease of $642,000 in our net loss, a decrease of $1.2 million in our receivables and other current assets, particularly OCS grants received and other current assets, and an increase in trade accounts payable.

Investment activities. Net cash used in investing activities increased from $409,000 for 2003 to $885,000 for 2004. The increase was primarily due to our increased research and development activity, which required purchase of additional laboratory equipment and computers.

Financing activities. Net cash provided by financing activities decreased from $7.5 million for 2003 to $7.4 million for 2004. Net cash provided by financing activities in 2003 resulted from the first installment of the proceeds received in connection with the sale and issuance of series B preferred shares in the amount of $7.8 million. Net cash provided by financing activities in 2004 resulted primarily from the second installment of the proceeds received in connection with the sale and issuance of series B preferred shares in the amount of $7.8 million.

Comparison of the Years Ended December 31, 2003 and 2002

Operating activities. Net cash used in operating activities decreased from $7.4 million for 2002 to $3.2 million for 2003. The decrease in net cash used in operating activities in 2003 compared to 2002 primarily resulted from a decrease of $2.6 million in our inventory and a decrease of $2.9 million in our net loss. The increase was offset by a decrease of $1.1 million in our trade accounts payable and a decrease of $1.2 million of other receivables and current assets.

Investment activities. Net cash provided by investing activities was $5.6 million in 2002. Net cash used in investing activities was $409,000 in 2003. The change from 2002 to 2003 resulted primarily from a decrease in short-term deposits in the amount of $7.0 million in 2002 offset in part by a decrease of $1.0 million relating to the purchase of fixed assets in 2002, particularly software used for internal reporting.

Financing activities. Net cash used in financing activities was $128,000 in 2002. Net cash provided  by financing activities was $7.5 million in 2003. Net cash provided by financing activities in 2003 resulted from the first installment of proceeds received in connection with the sale and issuance of series B preferred shares in the amount of $7.8 million.

Contractual obligations

The following table of our material commitments and contingent liabilities as of December 31, 2004, excluding royalty payments commitments, such as the amount due to the OCS, summarizes, the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Minimum Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating leases (1)	$2,952	$927	$1,365	$660	$—

——————

(1)

Consists of operating leases for our facilities and motor vehicles.

As of December 31, 2004, the total amount of OCS grants received, net of royalties paid or accrued, was $7,777,000.

Quantitative and Qualitative Disclosure of Market Risks

Exchange rate risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and the Euro. In 2004, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar or in NIS. Consequently, our expenses may be adversely impacted by inflation in Israel and, if the U.S. dollar weakens against the NIS, we will experience a negative impact on our profit margins.

From time to time, we have engaged in currency hedging transactions to mitigate the risks associated with fluctuations in currency exchange rates. In the future, if we do not successfully engage in currency hedging transactions, our results of operations may be subject to potential losses from fluctuations in foreign currency exchange rates.

Interest rate risk

Fluctuations in interest rates may affect our interest income and expenses and the fair market value of our investments. As of September 30, 2005, we had $6.7 million under short-term bank deposits which earn interest at an average rate equal to 1 week LIBOR minus 0.3% per annum.

Our investments consist of cash and cash equivalents. The primary objective of our investment activities is to preserve principal and provide liquidity while maximizing the income that we receive from our investments. Due to the expected short-term maturities of our investments, we expect that the impact of interest rate fluctuations will be minimal.

Government Grants

Our research and development efforts have been financed, in part, through OCS grants. As of September 30, 2005 we have been awarded grants totaling $14.4 million from the OCS since our inception, of which we have received $13.7 million. We are required to repay these grants to the OCS through payments of royalties amounting to 3.5% of revenues until the entire amount is repaid, plus interest. As of September 30, 2005 total royalties paid were $5.7 million. We record these costs in our cost of revenues. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding is subject to approval by an OCS committee and to the following conditions:

•

Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a portion of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, (but in no event less than the amount of the grant plus interest), adjusted for royalty payments to the OCS and the amount of time that has passed since receipt of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return on the technology.

•

Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

•

Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant plus interest, adjusted for royalty payments to the OCS and the amount of time that has passed since receipt of the grant.

In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. The OCS requires that it be notified of any transfer of 25% or more of our shares.

Recently Issued Accounting Pronouncements

SFAS No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. We assess the impact of the adoption of this Standard, and currently we estimate that its adoption is not expected to have a material effect on our financial position and results of operations.

SFAS No. 123 (revised 2004) “Share Based Payments”

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes accounting standards for the transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by companies after December 31, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, companies will be required to elect between using either the “modified prospective method” or the “modified retrospective method”.

Under the modified prospective method, companies are required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, companies are required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

The effect of the adoption of this standard on our financial position and results of operations depends on the extent of new allotments of share-based awards and modifications of the share-based awards in future periods.

We assess the impact of the adoption of this standard under the existing stock-based compensation plans.

SFAS No. 153 “Exchange of Non-Monetary Assets”

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS 153 did not have a material effect on the Company’s financial position and results of operation.

SFAS No. 154 “Accounting Changes and Error Corrections”

This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimates effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect our financial position or results of operations.

BUSINESS

Overview

We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product offering, which we believe is a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products are used by over 500 network operators in 50 countries.

Industry Background

Growth of the Worldwide Digital Video Market

Digital video offers benefits over analog video in picture quality, bandwidth efficiency, interactivity, flexibility and integration with other content delivered over IP-based networks. Recognizing these benefits, network operators began transitioning to digital technology during the 1990s. Direct-to-home satellite operators, such as DirecTV, Echostar and Sky, launched national networks to deliver hundreds of channels of high-quality digital video programming. Largely in response to the threat posed by satellite operators, cable operators invested significant resources to upgrade their networks to support digital video and two-way, broadband services. More recently, many telecom service providers have either committed to, or initiated, projects to offer digital video services over an IP-based network, referred to as IPTV.

The worldwide transition from analog to digital video is still at an early stage. According to Informa Telecoms & Media, a market research firm, the rate of digital television adoption in North America is expected to increase from 53% of television households in 2005, to 91% in 2010. On a worldwide basis, the rate of digital television adoption is expected to increase from 13% of television households at the end of 2005, to 32% by the end of 2010. We believe the worldwide transition to digital video is driven by the inherent performance and efficiency advantages of this technology, as well as the following key factors:

Intense competition among network operators. Global deregulation of the telecommunications industry has resulted in increased competition among service providers and a rapidly-evolving industry landscape. Network operators are striving to deploy bundled voice, video and data services as a means to increase service revenue, improve subscriber retention and offer differentiated entertainment and pricing plans. While traditional voice and data services leave little room for differentiation and the prices of these services are decreasing steadily, video represents an important source of spending by consumers. Network operators are therefore striving to offer a broad selection of high-quality, digital video programming in order to distinguish themselves and build customer loyalty.

Increasing consumer demand for digital content. In recent years, demand by consumers for digital content has grown, driven in large part by the growth of the Internet and the availability of affordable broadband access services. The clear shift towards digital entertainment formats is evidenced by the rapid consumer adoption of CDs, DVDs, MP3 players, digital video recorders and digital satellite radio. Digital formats provide consumers with a broader variety of high-quality content that can be accessed at home, at the office or while traveling, and viewed on a wide variety of devices. Network operators are seeking to capitalize on these consumer demand trends by rapidly expanding the amount of digital video programming offered.

Benefits of personalized programming. To attract and retain subscribers, network operators are utilizing digital video technologies to deploy personalized content that is tailored for specific interests or communities. For example, video-on-demand and digital video recorders provide consumers with the ability to start a wide array of programs at the time of their choosing with full pause, rewind and fast-forward capabilities. According to Informa Telecoms & Media, the revenues generated by on-demand services are expected to increase from $5.2 billion at the end of 2005, to $11.6 billion at the end of 2010. Digital program insertion allows network operators to seamlessly blend local news or weather updates into national news feeds. Digital advertising insertion enhances advertising effectiveness and network operator revenues by delivering targeted advertising to specific regions, cities or even neighborhoods.

Expanding channel lineups. Increased competition among service providers, coupled with greater consumer demand for a broad range of programming, has led to significant increases in the number of television channels offered. Direct-to-home satellite operators are expanding their already broad channel lineups with the introduction of local television channels in selected markets, as well as dedicated HDTV channels. The introduction of local channels has been a key contributor to the growth in satellite subscribers and demonstrates the appeal of localized content. In response, cable operators have greatly expanded their programming menus, including the introduction of on-demand, HDTV and other premium channels. Selected cable operators have also begun simultaneously offering analog channels over new digital networks through a process known as digital simulcast, further increasing channel counts. Digital video networks, which offer the advantages of sophisticated compression technologies, allow network operators to offer more channels over a fixed amount of network capacity.

Growth in HDTV programming. Network operators have begun offering HDTV programming, which offers greater resolution than standard definition digital video. HDTV is typically delivered in a wide-screen format and may be accompanied by digital surround-sound. The superior quality of the HDTV viewing experience has led to a rapid expansion of HDTV programming offered by network operators and increased sales of HD-compatible television sets. According to Informa Telecoms & Media, the number of worldwide households subscribing to HDTV services is expected to increase from 9.8 million at the end of 2005, to 80.0 million by the end of 2010, representing a 52% compounded annual growth rate.

Transition to Video-over-IP

While video has traditionally been delivered over discrete networks, network operators are beginning to migrate their video services onto IP-based networks. Video-over-IP, including IPTV, offers the following key advantages:

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Elimination of discrete networks. Because IP technology has the flexibility to support multiple services over a single network, network operators can reduce the number of discrete networks built and maintained, offering long-term cost-savings (after factoring initial transition costs).

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Bandwidth efficiency. An IP network allows for the transmission of only the channel or service currently selected by the consumer rather than simultaneously transmitting all available channels, saving network capacity.

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Open platform. IP is a standards-based technology, which facilitates interoperability between network elements from different equipment providers.

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New applications. The non-proprietary nature of IP networks allows the more rapid development and introduction of new services.

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Cost-savings. IP-based networks are more cost-effective to deploy because they make use of widely-available, standards-based technologies.

Challenges for Network Operators

Network operators face a unique set of challenges as they look to deploy digital video services and migrate to video-over-IP. As operators offer new services and seek to deliver personalized content, networks are becoming increasingly complex and capacity constrained. The initial capital costs and ongoing operating expenses associated with the deployment of new services are considerable. Rapidly evolving technologies and standards are leading to market confusion and increased deployment risk. The commercial-skipping features of many digital video recorders are threatening valuable sources of advertising revenues and are necessitating new methods of delivering targeted advertising. Therefore, while digital video represents a significant opportunity for network operators, the challenges involved in deploying successful and profitable digital video services are equally significant. Specific challenges for various market segments include:

Cable. Cable operators have aggressively introduced a range of new services in recent years, including digital television, HDTV, high-speed data, telephony, video-on-demand and digital video recorders, which has resulted in network capacity constraints. Because of the expense associated with upgrading network capacity, cable operators are looking to optimize existing bandwidth by converting analog customers to digital through a process known as digital simulcast. Certain major cable operators have begun exploring video-over-IP as an alternative to traditional network designs.

Telecom. Many telecom service providers are seeking to enter the video market with the introduction of IPTV services. Because they lack a preexisting video network, most telecom service providers must deploy new video equipment facilities, which creates a significant opportunity for digital video equipment suppliers. Certain telecom service providers have decided to utilize copper telephone lines to deliver video to end-users. This approach poses bandwidth constraints and requires the use of video compression products.

Satellite. To create a more compelling alternative to digital cable, satellite operators are continuing to expand their programming lineups with the addition of local channels and HDTV programming. These efforts have resulted in a sharp increase in the number of channels offered and network bandwidth consumed. Because a satellite has a fixed amount of transmission capacity, and the process of launching new satellites is extremely costly and time-consuming, satellite operators employ advanced digital video compression technologies to maximize satellite bandwidth utilization.

Broadcast. In the terrestrial broadcasting market, operators in many countries are now required by regulation to convert from analog to digital transmission in order to free broadcast spectrum. The conversion to digital transmission often provides the opportunity to deliver new services, such as HDTV and data transmission. Like cable and satellite operators, these broadcasters must convert analog signals to digital prior to transmission and must also effectively manage the available bandwidth to maximize their revenue.

The Scopus Solution

We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and video management products. Our products are designed to allow our customers to increase service revenues, improve customer retention and minimize capital and operating expenses. Intelligent Video Networking, or IVN, is system architecture upon which our products are designed and defines a common set of principles for digital video networking.

Our solution offers the following key benefits:

Comprehensive product offering. We provide a comprehensive digital video networking offering, including intelligent video gateways, encoders, decoders and network management products. Our intelligent video gateway performs content aggregation and processing, while our encoders and decoders perform content compression, encryption, decoding and reception. We believe our ability to deliver all of these capabilities is a key competitive differentiator for us. Our video management system enhances our overall product offering and provides additional value to our customers.

All-digital, IP-based processing. Our products process traffic completely within the digital domain, eliminating unnecessary analog-to-digital and digital-to-analog conversions, resulting in substantial performance and efficiency advantages. Because our products are compatible with both traditional broadcast networks and newer broadband, IP-based networks, we allow network operators to gradually evolve their networks to video-over-IP. We believe our all-digital, IP-based approach allows our customers to deliver new services, improve network efficiency, deliver a superior picture quality and reduce long-term costs by combining separate networks.

Distributed architecture. Our products are designed to operate in a manner that supports a distributed architecture, whereby video is processed both at central facilities in a service provider network, and at smaller, local facilities positioned nearer to the subscriber. Distributing a portion of the processing power to the edge of the network delivers increased scalability and resiliency by eliminating bottlenecks and single points of failure which can plague centralized systems. Our distributed architecture is also intended to minimize network congestion and facilitate personalized programming and advertising.

Density and scalability. We have designed our products to provide superior levels of density and scalability. Density refers to the ability to process a large amount of content from a compact product, while scalability is a measure of the ease at which a product or a network can increase its processing capacity. Our products generally utilize a compact, modular design that allows our customers to purchase our products at low initial costs and to preserve space and power. For example, our intelligent video gateway supports up to several hundred video channels in a unit measuring the approximate size of a pizza box. Our recently introduced UE-9000 encoder and IRD-2900 support four and two channels of video, respectively,  in a single product. Network operators can add our products incrementally to the network to accommodate increased capacity requirements, versus a larger-scale and more costly upgrade.

Superior picture quality. Video subscribers require a high quality picture without service interruptions and are likely to switch service providers if their expectations are not met. Our products are designed to deliver a consistently superior picture quality through the application of our video processing, networking and management expertise. Ensuring a consistent quality-of-service allows network operators to increase customer satisfaction and retention, minimize technical support costs and deliver a more competitive service offering.

Application flexibility. Our flexible products address multiple digital video applications and operate in satellite, cable, telecom and terrestrial broadcasting environments. For example, our products currently support digital television, HDTV, live event coverage and content distribution and are currently being enhanced to support personalized programming and targeted advertising. The flexibility of our products allows our customers deliver multiple applications from a single product and more easily expand the types of services offered to their subscribers.

Strategy

Our goal is to be the leading provider of digital video networking products and to enable the transition to video-over-IP. Key elements of our strategy include the following:

Execute on the intelligent video gateway opportunity. We believe our target customers increasingly require products that provide greater control over digital video services, including personalized programming and targeted advertising. We began shipping our intelligent video gateway in the fourth quarter of 2003. Sales of this product account for an increasing percentage of our revenues. Our success will depend largely on our ability to successfully market, enhance and support our intelligent video gateway. We will continue investing resources to capitalize on this opportunity.

Expand our presence in the U.S. The majority of our sales, to date, have occurred in international markets, primarily Europe and Asia. While we will continue to focus on our traditional, non-U.S. markets, we plan to increase our sales and marketing efforts in the U.S., particularly with larger cable and telecom operators. Because we estimate the U.S. represents approximately 40% of the worldwide market for digital video equipment, and the U.S. accounted for 11.6% of our revenues in 2004, we view this market at as significant growth opportunity. As part of our expansion efforts, we plan to hire additional sales personnel and increase our selling activities in the U.S., both directly and in cooperation with partners.

Broaden our OEM partnerships. We have established distribution agreements with selected OEMs to increase access to certain markets or customers. While sales through OEM partners have constituted a small portion of our revenues to date, we view this channel as a key growth opportunity and intend to expand our existing relationships and form new relationships. In particular, the OEM channel is a key element of our strategy to access large cable and telecom service providers, particularly in the U.S.

Maintain our focus and technology investment. We intend to remain focused on digital video networking, which we view to be our core competency. We believe our customers select our products based primarily upon technological merits. Our expertise and intellectual property in the areas of digital video processing, compression, decoding and management are critical differentiators for us. We will continue investing in research and development to introduce compelling new products and features at competitive prices.

Products

We develop, market and support digital video networking products that enable network operators to offer advanced video services to their subscribers. Our products are typically installed in a network operator equipment or broadcast center. The principle elements of our product line include:

Intelligent video gateways. Our IVG-7000 intelligent video gateway is a high-capacity video processing platform. Video processing refers to a collection of steps involved in digital video delivery, including:

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aggregating multiple digital video channels;

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adjusting the transmission rate of the various channels;

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selecting and dropping specific channels to create desired program combinations;

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encrypting the signal; and

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directing the content over the network using the most desirable path.

Our intelligent video gateway performs these functions completely within the digital domain, avoiding the inefficiency of analog-to-digital and digital-to-analog conversions and the costs of additional equipment. High-capacity video processing provides network operators with greater control over their video services, including the ability to offer personalized programming and targeted advertising. Our flexible intelligent video gateway can support a variety of services and is upgradeable to support future applications. Our platform currently supports digital television, HDTV, IPTV and content distribution, among other applications. We are developing an enhanced version of the product to support personalized programming and targeted advertising, which we expect to ship for revenues in the second quarter of 2006. The compact, modular design of our intelligent video gateway allows our customers to purchase the system with a minimal upfront investment, and gradually increase network capacity by adding additional products. We offer versions of the product tailored for cable, satellite and telecom networks. We began shipping our intelligent video gateway in the fourth quarter of 2003.

Encoders. Encoders convert analog video content into a digital format and compress and encrypt the traffic for transmission across a network. Our encoders are designed to allow network operators to securely deploy bandwidth-intensive video content, preserve network capacity and deliver a superior picture quality. We offer two families of encoders. Our E Series is a field-proven and cost-effective family of encoders supporting a single MPEG-2 video channel. We began shipping the E Series, our third generation of encoders, in 2000. We recently introduced the UE-9000, our fourth generation encoder. The UE-9000 is a dense encoder supporting up to four video channels and eight audio channels in a compact, pizza-box form-factor. We expect to begin shipping a version supporting MPEG-2 compression technology in the fourth quarter of 2005 and an MPEG-4 compatible version in the third quarter of 2006.

Decoders. Decoders receive digital video signals and covert the content back to its original analog format. With over 50,000 units shipped to date, we believe our 2600/2800 Series is among the most widely deployed decoders outside of the U.S. We began shipping the 2600/2800 Series in 2000. We recently introduced the IRD-2900 Series, a high-density decoder which replaces the 2600/2800 Series. We began shipping versions of the IRD-2900 featuring single and dual decoders in the third quarter of 2005. We also recently introduced the UID-2900, a product designed to decode IP-based content, allowing cable operators to transition their analog networks to digital through a process known as digital simulcast, among other applications. We began shipping a version of the UID-2900 featuring dual decoders in the second quarter of 2005 and we expect to ship a version featuring 12 decoders in the fourth quarter of 2005. Our decoders currently support MPEG-2.

Management Products. We offer a range of products designed to enable our customers to more easily deploy and manage their video services. Our NMS-4000 network management system is designed to provide network operators with greater control over their video networks, thereby protecting the quality and availability of their critical services. Our CAS-5000 conditional access system enables small- and medium-sized network operators to control access to, and bill for, video services. Our products also interoperate with a variety of third-party, open conditional access systems. We began shipping our NMS-4000 and CAS-5000 products in 2001.

Ancillary Products. We provide a range of ancillary products to assist our customers in the build-out and operation of their digital video networks. For example, our statistical multiplexers and remultiplexers combine and separate multiple digital video streams to simplify transmission and conserve network bandwidth. We also resell third-party modulators used to transport video streams over various networks and third-party HDTV encoders and decoders supporting MPEG-2.

Technology

We have a key set of technology skills that we apply to the development of our products. Key areas of expertise include:

Video encoding. Video encoding technology converts analog video signals into a digital format and compresses the content for more efficient transmission across a network. Video signals carry a large amount of redundant information that is largely imperceptible to the human eye. Using sophisticated algorithms, we strip redundant information from the video signal, resulting in significant bandwidth savings with minimal signal quality degradation. Our video encoding expertise encompasses both the prevailing MPEG-2 and emerging MPEG-4 standards.

Audio encoding. Audio encoding technology converts analog audio signals into a digital format and compresses the content for more efficient transmission across a network. Our audio encoding expertise encompasses the MPEG-2 MUSICAM standard, as well as the Advanced Audio Compression, or AAC, encoding standard currently under development. We also posses expertise in Dolby Digital encoding techniques and have been certified by Dolby Laboratories as a qualified manufacturer.

Video pre-processing. Our video pre-processing techniques condition video content prior to encoding in order improve picture quality and conserve bandwidth. Application of our pre-processing capabilities results in smoother, sharper pictures than would otherwise be possible without pre-processing.

Splicing. Our splicing expertise allows network operators to add video content directly into an existing program. Splicing allows network operators to add local content to national new feeds, deliver targeted advertising and overlay logos and other messages onto a video stream. Unlike traditional analog techniques, we perform splicing completely within the digital domain. We also employ sophisticated techniques to splice content with different data transmission rates.

Bit rate reduction. We utilize bit rate reduction to further compress already encoded content, resulting in additional bandwidth savings of up to 30%. Bit rate reduction can be applied to either a single program or multiple programs using our statistical re-multiplexing algorithm, either in constant bit rate mode for cable and IPTV applications, or in variable bit rate mode for satellite applications.

Video-over-IP. Delivering high-quality video-over-IP requires dedicated mechanisms to overcome common deficiencies of IP networks, including jitter, latency and packet loss. We have developed sophisticated techniques to address these limitations to optimize video quality.

Video and audio decoding. Decoding technology converts digital signals into an analog format, usually for re-transmission over analog cable or terrestrial networks. Decoding also involves the processing of related analog content embedded within a video or audio stream, such as closed caption and parental control information. Our decoding capabilities encompass MPEG-2 and MPEG-4 video and audio and Dolby Digital audio standards, among others.

Statistical multiplexing. Our TriplePass statistical multiplexing technology performs simultaneous pre-processing, compression complexity estimation and statistical multiplexing to optimize channel bandwidth utilization. Using our TriplePass algorithm, we believe network operators can achieve bandwidth savings of up to 30%.

Network management. Our network management technologies allows network operators to identify service failures in certain locations within a distributed network and can automatically redirect traffic to minimize customer service interruptions.

Sales and Marketing

We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our direct and OEM channels generally target large accounts, while we rely on our network of approximately 100 third-party distributors to target small- and mid-size customers.

We have made selective use of OEM partnerships to increase access to certain customers and geographies. Our conditional access neutral decoders 2600/2800 and UID-2902 decoders are currently resold by Scientific-Atlanta as models D9840/42 and UID-2902, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders and intelligent video gateways are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEM partners have constituted a small portion of our revenues to date, we view this channel as a key growth opportunity and intend to expand our existing relationships and form new relationships. In particular, the OEM channel is a key element of our strategy to access larger cable and telecom service providers, particularly in the U.S.

We organize our worldwide sales efforts into the following territories:

Europe, the Middle East and Africa. Our sales efforts in this region are directed through regional sales offices in Germany and Russia and through our headquarters in Israel.

Asia and the Pacific Rim. Our sales efforts in Asia and the Pacific Rim are centered in China, India, Japan, Korea and Taiwan. We maintain regional sales offices in China, India and Japan, although the majority of our sales in this region are made through local distributors.

North and South America. Our sales efforts in the Americas are directed from our Princeton, New Jersey office, which also serves as our U.S. headquarters. We also maintain a regional sales presence in Mexico and Brazil.

During 2004, these three regions accounted for 47.1%, 26.7% and 26.2% of our revenues, respectively. Sales outside of the U.S. accounted for 88.4% of our revenues in 2004. While the majority of our sales efforts to date have been focused on Europe and Asia, we view the U.S. as a key growth opportunity and expect to expand our sales and marketing efforts in this region.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research, the press and special events to gain wider market exposure. Our marketing organization also works closely with industry experts in various business development activities.

Customers

Our products have been deployed by over 500 network operators in 50 countries, including satellite and cable operators, telecom service providers and terrestrial broadcasters. Our top ten customers accounted for 55.4%, 52.5% and 39.5% of our revenues for 2002, 2003 and 2004, respectively. Caribbean Broadcasting accounted for 11.2% of our revenues during 2004 and Luzhou Broadcasting Bureau and Smart Network Solutions, a reseller servicing the Guangdong Microwave project, accounted for 9.6% and 9.3% of our revenues, respectively, for the first nine months of 2005. We generally do not have long-term, binding written agreements with our customers, and instead, ship products based upon either short-term projects or purchase orders received.

The following table is a list of the network operators we believe have purchased the greatest quantities of our products, either directly from us or through our channel partners, in our three geographic regions during the 33 month period from January 1, 2003 through September 30, 2005.

Europe, the Middle East and Africa	Asia and the Pacific Rim	North and South America
Digital Cable System	CCTV	Caribbean Broadcasting
Eutelsat	Doordarshan	CBS News
MultiChoice	Guangdong Microwave	Digital Broadcasting
RTRS	KDDI	Embratel
Sky Italia	Luzhou Broadcasting Bureau	Fox News
T-Systems	Zee TV	Mediacom

Service and Support

We believe our technical support and professional services capabilities are an important element of our overall offering. Our global customer care network offers local support representatives in each of our key territories of operation. Prior to a sale, we offer our customers a range of professional services including assistance in product selection, network design consultation, system integration and project management. Post-sale, we offer our customers a choice of two support programs designed to maximize network up-time and minimize operating expenses. Our basic customer care program includes help-desk access during normal business hours, product repair services, software upgrades and product training. Our extended customer care program adds 24x7 help-desk access, expedited product replacement, dedicated support engineer assistance, diagnostics and remote troubleshooting, and configuration and software revision management.

Research and Development

We devote a significant amount of our resources toward research and development to introduce and enhance products to support our growth strategies. Our research and development efforts have benefited from grants from the Israeli Ministry of Industry, Trade and Labor Office of the Chief Scientist, or OCS, including our participation in international programs meant to foster joint technology and business development opportunities between companies in

Israel and those of other nations. Research and development expenses, net of participation by the OCS, as a percentage of revenues in 2002, 2003, and 2004 were 28.4%, 20.9% and 26.2%, respectively. Our current research and development efforts are focused heavily on video compression systems incorporating MPEG-2 and newer compression standards such as MPEG-4. We also devote considerable development resources to video-over-IP, splicing, dense decoding and network management. Over 80% of our research and development staff are accredited engineers and the remainder are professional technicians.

Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business and operating results.

Manufacturing

We currently rely on two contract manufacturers located in Israel to substantially manufacture our products and to perform partial assembly and product testing. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and quickly deliver products. We are restricted by the OCS from manufacturing our products outside of Israel without OCS approval. We currently perform final product and system test at our Israel facility, although we plan to outsource these functions for large orders in the future. For additional details regarding the OCS program and associated restrictions on our business, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Government Grants.”

Competition

We compete in the market for digital video networking products, which we define to include video processing platforms, such as our intelligent video gateway, encoders, decoders and video management products. Our market is highly competitive, and we expect competition to increase as additional network operators, including telecom service providers, begin deploying video services, and the deployment of digital television, HDTV, personalized content and video-over-IP progresses. Our plans to increase our sales efforts in the U.S. and toward larger cable and telecom operators will likely expose us to additional competitive pressures.

Our primary competitors in the intelligent video gateway market are Terayon Communications Systems and BigBand Networks. Scientific-Atlanta recently announced a product to address this market and expects to begin commercial shipments in the fourth quarter of 2005. Our primary competitors in the market for encoders and decoders are Tandberg Television and Harmonic. From time-to-time, we compete with larger companies such as Scientific-Atlanta, Thomson and Motorola.

We also face competition from the adoption of industry standards that our products do not support. For example, Microsoft is actively marketing a compression standard, referred to as VC-1, which our products do not currently support. To the extent our targeted customers adopt VC-1, or other standards that our products do not support , we would be limited in our ability to sell our products to those customers until we could enhance our products to support those standards, which may be a costly and time-consuming process.

Our competitors are generally larger in size and have greater resources, well-established brands and customer relationships than we do. Our competitors may develop products that shorten the life cycle of our products or technologies or render them non-competitive or obsolete. In certain cases, we may choose to partner with a competitor or potential competitor, which may expose us to conflicts and other potential competitive risks.

We compete principally on the basis of product features, performance, quality, completeness of the overall offering, initial price, total cost of ownership and customer service. We believe we compete favorably in these areas.

Intellectual Property

Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by one issued patent in the U.S. (U.S. Patent 6,784,811) and we have several additional patent applications pending in the U.S. We also have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S. We also license technology from, and pay royalties to, Dolby Laboratories and MPEG under license agreements.

The steps we have taken to protect our intellectual property rights may not be adequate. Third-parties may infringe upon or misappropriate our proprietary rights. In order to protect our intellectual property rights, we may need to take legal action against those who may infringe upon our rights. There is no guarantee that we will be successful in protecting our intellectual property in the future. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of September 30, 2005, we had 249 full-time employees, consisting of 103 in research and development, 69 in sales, marketing, service and support, 56 in operations and 21 in general and administrative functions within the organization. We consider our relationships with our employees to be good.

Facilities

We lease approximately 46,500 square feet of office space in Rosh Ha’ayin, Israel under a lease that expires in May 2008 with an option to extend until May 2011. Our Israeli office serves as our worldwide headquarters, houses our primary research and development efforts and also functions as a regional sales office for Europe, the Middle East and Africa. Our U.S. headquarters and primary sales office for the Americas is located in Princeton, New Jersey in a 3,800 square foot facility with a lease that expires in December 2005. In January 2006, we expect to relocate our U.S. headquarters to a new location in New Jersey and believe that such new location will be available to us on reasonable terms. We maintain regional sales offices in China, Germany, India, Japan and Russia. We believe that our facilities are adequate for our currently anticipated needs, and we expect that additional facilities will be available on reasonable terms in other geographic locations to the extent we add new offices.

Legal Proceedings

We are currently a party to a legal dispute with one of our suppliers with respect to services allegedly provided by the supplier. In November 2004, the supplier filed a lawsuit against us and our CEO seeking approximately $151,000 plus additional amounts contingent upon our financial results in 2004 through 2006, to be paid in cash and a grant of options to purchase our ordinary shares (which the supplier has recently alleged equal $700,000 for 2003 and 2004, 20% of which the supplier claims is to be paid by a grant of an option to purchase our ordinary shares). We believe that the supplier’s calculations are incorrect and that the suit is without merit and intend to defend ourselves vigorously. In December 2004, we submitted a statement of defense and a cross action in the amount of $139,000. The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stump duty has generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli tax authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 30, 2004 the legislators decided to gradually phase out the stamp duty tax over a three-year period. We believe that our consolidated financial statements as of December 31, 2004 and September 2005 included an adequate provision for this matter.

From time to time, we may be subject to other various claims and legal actions arising in the ordinary course of business. We also intend to pursue legal remedies when necessary to defend our business and intellectual property.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of November 1, 2005:

Name	Age	Position

Yoel Gat	53	Chairman of the Board of Directors
David Mahlab	48	Chief Executive Officer and Director
Yaron Simler	46	President and Director
Moshe Eisenberg	39	Chief Financial Officer
Ovadia Cohen	49	Vice President, Marketing
Shlomo Arbiv	48	Vice President, Finance
Eitan Koter	31	Vice President, Sales
Itzik Ben Bassat	37	Vice President, Research and Development
Ronit Kalujny	51	Vice President, Operations
Boaz Felsenstein	56	Vice President, Human Resources
Jackie Goren (Rozenblum)	39	Director
Isaac Hillel	47	Director(1)
Amihai Miron	52	Director(1)
Yoram Oron	57	Director(1)
Yair Shoham	52	Director(1)
Michael Anghel	66	Director(2)(3)
Louis Silver	52	Director(2)(3)
Izhak Tamir	52	Director(2)

——————

(1)

Will resign from our board of directors prior to the sale of the shares offered hereby.

(2)

Will be elected to our board of directors effective upon sale of the shares offered hereby, and will become a member of our audit committee.

(3)

Will also be appointed to our board of directors effective upon sale of the shares offered hereby to serve as an external director, which appointment shall be ratified at a meeting of our shareholders to be held within 90 days of the date of this offering.

Yoel Gat has served as the Chairman of our board of directors since August 2003. From 1995 to 2003, Mr. Gat served as the Chief Executive Officer and Chairman of the Board of Directors of Gilat Satellite Networks Ltd. and from 1987 to 1995, Mr. Gat served as the Chief Executive Officer of Gilat Satellite Networks Ltd. Mr. Gat is the Chairman of the Board of Directors of Raysat, Inc. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel’s most prestigious research and development award. Mr. Gat holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, and M.Sc. in Business Management and Information Systems from Tel Aviv University.

David Mahlab is our co-founder and has served as our Chief Executive Officer and Director since 1995. He previously served as our President until August 2005. From 1992 to 1995, Mr. Mahlab severed as the manager of Tadiran Communication’s RPV Data Links business unit in Israel. From 1988 to 1992, Mr. Mahlab served as the project manager of Tadiran Communication’s Airborne Search and Rescue System. Mr. Mahlab holds a B.Sc. (Summa Cum Laude) and M.Sc. (Summa Cum Laude) in Electrical Engineering from the Technion – Israel Institute of Technology and holds an MBA and LLB from Tel Aviv University.

Yaron Simler has served as our President and Director since August 2005. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served  as Vice President of Marketing for CSD. Dr. Simler received a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

Moshe Eisenberg has served as our Chief Financial Officer since October 2005. Before joining us, he served as Chief Financial Officer of Unipier Mobile Ltd. From 2000 to 2005, he served as Vice President, Finance and Chief Financial Officer of Spacenet Inc., a wholly owned U.S. subsidiary of Gilat Satellite Networks Ltd. From 1999 to 2000, he served as the Controller of Spacenet Inc. From 1995 to 1999, Mr. Eisenberg served as Director of Finance of Gilat Satellite Network Ltd. Mr. Eisenberg holds an MBA in Finance from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

Ovadia Cohen is our co-founder and has served as our Vice President, Marketing since 1995. From 1984 to 1995, Mr. Cohen held different positions at Tadiran Communication, where he worked as a systems engineer in communications systems and signal processing, and served as marketing manager of the Data Links Department. Mr. Cohen holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of Business Administration from the Hebrew University, Israel.

Shlomo Arbiv has served as our Vice President, Finance since 1998. Between 1996 and 1998, Mr. Arbiv served as a Treasurer at Tadiran Ltd. Between 1995 and 1997, Mr. Arbiv worked as a VP Finance and Control of Tadiran Operations. Between 1990 and 1995, Mr. Arbiv worked as a Manager of Finance and Derivatives for Tadiran Ltd. He managed derivative hedge positions and was a team member for several Initial Public Offerings in the U.S. (Tadiran Ltd) and Israel (Tekem Ltd & Contahal Ltd). Mr. Arbiv holds an MBA in Finance and Accounting, a Masters in Information Systems and a B.A. in Economics & Political Science from Tel Aviv University.

Eitan Koter has served as our Vice President, Sales since 2004. From 2001 to 2003, Mr. Koter served as a Sales Manager for Asia and the Pacific Rim and, from 2003 to 2004, as our Director of Sales for Europe, the Middle East and Africa. From 1999 to 2001, Mr. Koter served as Sales Manager of the Next Generation Telephony and DCME division of Veraz Networks, formerly ECI Telecom. From 1995 to 1999, Mr. Koter served as the Marketing and Sales Director at CoreQuest, a start-up ASIC company specializing in transmission and reception components for the cable TV industry. Mr. Koter holds a B.A. in Business Administration from New England College, New Hampshire and a degree in Engineering from the Management College, Israel.

Itzik Ben Bassat has served as our Vice President, Research and Development since 2002. Mr. Ben Bassat oversees the design and development of our products. From 1992 to 2002, Mr. Ben Bassat served as Senior Director of the Satellite IP Product Line at Gilat Satellite Networks Ltd. Mr. Ben Bassat holds a B.Sc. in Electrical Engineering (cum laude) from the Technion – Israel Institute of Technology.

Ronit Kalujny has been our Vice President, Operations since December 2002. From 1999 to 2002, she served as a Director of Purchasing at Gilat Satellite Networks Ltd. From 1990 to 1998, Ms. Kalujny was responsible for purchasing and management information systems at Alliance Tire. From 1982 to 1987, Ms. Kalujny served as the head of the Economic Department at Carmel Carpets. Ms. Kalujny, an adjunct lecturer at the Technion – Israel Institute of Technology on the subject of Operations Research, holds a B.Sc. in Industrial Engineering, Chemistry and Education from Ben-Gurion University.

Boaz Felsenstein has served as our Vice President, Human Resources since 2001. From 1997 to 2001, Mr. Felsenstein served as Vice President of Human Resources at Orckit Communications Ltd. From 1985 to 1996, Mr. Felsenstein served as Vice President of Human Resources at Tadiran Communication. Mr. Felsenstein holds a B.A. in Social Work and a M.A. in Labor Studies from Tel Aviv University.

Jackie Goren (Rozenblum) has served as our Director since January 2003. Ms. Goren has served as Vice President, Corporate Development of Koor Industries Ltd. since January 2005, and as Managing Director of Koor Corporate Venture Capital (Koor CVC), Koor Industries’ venture capital arm, since June 2003. Prior to managing Koor CVC, from 2000, Ms. Goren was a Partner with and Legal Counsel of Koor CVC. From 1998 to 2000, Ms. Goren was in charge of the legal aspects of Koor Industries’ mergers, acquisitions and divestitures. Ms. Goren serves on the board of directors of Telrad Networks Ltd., Symbionix U.S.A Corp. and NSC Natural Speech Communication Ltd. Ms. Goren holds an Executive MBA from Kellogg-Recanati School in Tel Aviv University, an LLB from Tel Aviv University and a B.A. in Medical Science from the Hebrew University, Israel.

Isaac Hillel has served as our Director since February 2001. He served as our Chairman of the Board of Directors for the four months period between April 2003 and August 2003. Since 2000, Mr. Hillel has been a managing general partner at Pitango Venture Capital, a venture capital fund. From 1991 to 2000, Mr. Hillel held various managing positions at NEC Computers International (formerly Packard-Bell Computers). In his last position as an Executive Vice President of NEC Computers International, Mr. Hillel was in charge of all Computer Divisions in Europe, the Middle East and Africa. Currently, Mr. Hillel serves on the board of directors of AeroScout, Axis Mobile, Celerica, Discretix,

E4X and SercoNet. Mr. Hillel holds an MBA from the Anderson School of Management at the University of California, Los Angeles, and a B.Sc. in Electrical Engineering from Tel Aviv University.

Amihai Miron has served as our Director since February 2001. Mr. Miron serves on the board of directors of Cable Matrix Inc., Ben Franklin Technology Partners and the American-Israeli Chamber of Commerce. Mr. Miron holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, an M.S.E.E. from the Polytechnic University, Brooklyn, New York and a B.Sc. in Electronic Engineering from Columbia University.

Yoram Oron has served as our Director since January 2001. Mr. Oron was the founder and Managing Partner of Vertex Venture Capital, a venture capital fund since 1996. From 1992 to 1996, Mr. Oron served as President and CEO of Aryt Industries Ltd. From 1992 to 1996, Mr. Oron served as Vice President of Geotek Communications, Israel. Mr. Oron currently serves on the board of directors of several private companies, including Actimize Ltd., Cerel Ltd. and Helioss Communications. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, an MBA from Tel Aviv University and completed post-graduate studies at the Wharton School of the University of Pennsylvania.

Yair Shoham has served as our Director since August 2003. Mr. Shoham has been a partner with Genesis Partners, an Israeli venture capital fund, since June 1999. From 1997 to 1999, Mr. Shoham served as Vice President Business Development of Texas Instruments Israel. Mr. Shoham serves on the board of directors of M-Systems Flash Disk Pioneers Ltd., Radwin Ltd., Resolute Networks Inc., Modem-Art Ltd. and TMT Coaxial Networks Inc. Mr. Shoham holds a J.D. from Loyola University of Chicago School of Law and a B.A. in Psychology and Special Education from Haifa University.

Michael Anghel served as President of the investment banking arm of the Israel Discount Bank from 2004 to June 2005. Dr. Anghel serves as director on the board of Orbotech Ltd., Powerdsine Ltd., and Syneron Medical Ltd. Previously Dr. Anghel served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., as well as other financial institutions and operating companies, including Cellcom Israel Ltd., a major Israeli cellular operator, and Tevel–Israel International Communications Ltd, a major Israeli TV cable operator, both of which he was involved in founding. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

Louis Silver is a Principal of RP Capital Group (RPC) and has served as an advisor to RPC since April 2005. He has also provided services as a private banking consultant since January 2005. From August 2002 until April 2005, Mr. Silver acted as a legal and business development advisor to companies and individuals. From September 1996 until June 2002, Mr. Silver served as an advisor and counsel to Discount Bank & Trust Company. Since November 1999, Mr. Silver has served as a member of the board of directors of DSP Group, Inc. and since April 2002 he has served as a member of the board of directors of CEVA, Inc. Mr. Silver holds an A.B. from Harvard College, a LLB from Tel Aviv University School of Law and a LLM from New York University School of Law.

Izhak Tamir has been President and a Director of Orckit Communications Ltd. since its founding in 1990 and a Director of Gilat Satellite Networks since 2005. Mr. Tamir also serves as Chairman and CEO of Tikro. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion (Cum Laude) and an M.B.A. from Tel Aviv University.

Board of Directors and Executive Officers

 Upon the sale of the shares offered hereto, our board of directors will consists of seven directors. Upon the closing of this offering, all existing rights to appoint directors will be terminated and our articles of association will be amended to remove these rights. We will elect Michael Anghel and Louis Silver to serve as external directors effective upon the sale of the shares offered hereby.

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, require issuers to comply with various corporate governance practices. It is our intention that, in accordance with these rules, effective upon the sale of the shares offered hereby, our board of directors will consist of seven members, four of whom will be independent, and our audit committee will consist of three directors, all of whom will be independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

Other than the external directors, who are subject to special election requirements under Israeli law, our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2007, the term of the first class, consisting of Izhak Tamir, will expire, and the director elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2008, the term of the second class, consisting of Yaron Simler and Yoel Gat, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2009, the term of the third class, consisting of Jackie Goren and David Mahlab, will expire and the directors elected at that meeting will be elected for three-year terms. After these initial terns, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected. Any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he was elected.

The number of directors that we will have under the articles of association to be effective upon the sale of the shares offered hereby is seven. Any increase in directors above this number requires an amendment of our articles of association and an approval by a supermajority vote of seventy-five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions. A general meeting may remove a director, during the term only by a supermajority vote of seventy five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions (except for external directors, who may be removed pursuant to the Companies Law).

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal. For a discussion of termination provisions, see “Employment Agreements and Change in Control Agreements” below.

Pursuant to a transition plan approved by our board of directors, on January 1, 2007, Mr. Gat will step down of his position as the chairman of our board of directors, and will be replaced by Mr. David Mahlab, who will be appointed as the active chairman. Yoel Gat will continue to serve as a consultant and as a director in the board of directors and will be appointed to another position such as a vice chairman of our board of directors. On January 1, 2007 Dr. Simler will replace Mr. David Mahlab as our chief executive officer , and become president and chief executive officer. After the transition, the respective compensation package paid to each of Dr. Simler, Mr. Mahlab and Mr. Gat will remain unchanged.

External Directors

We are subject to the Israeli Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. At least one of the external directors is required to have “financial and accounting expertise” and the other external director or directors are required to have “professional expertise.”  The definition of each of these terms is to be determined under relevant regulations, which have not yet been promulgated, and therefore the expertise requirements have not yet come into effect.

A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

•

an employment relationship;

•

a business or professional relationship maintained on a regular basis;

•

control; and

•

service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from the termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person. Effective upon sale of the shares offered hereby, Louis Silver and Michael Anghel shall be appointed as external directors, which appointment shall be ratified at a meeting of our shareholders to be held within 90 days of the date of this offering.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•

the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•

the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. Compensation of an external director must be determined prior to the person’s consent to serve as an external director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

Committees of the Board of Directors

Our board of directors has established a compensation committee and plans to establish an audit committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of the controlling shareholder’s respective relatives. In addition, under the listing requirements of the Nasdaq National Market, we also are required to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq National Market listing requirements. Effective upon sale of the shares offered hereby, Izhak Tamir, Michael Anghel, and Louis Silver shall serve as members of our audit committee.

The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

Compensation Committee. Effective upon sale of the shares offered hereby, our compensation committee will consist of Louis Silver, Michael Anghel, and Jackie Goren (Rozenblum). The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. Prior to sale of the shares offered hereby we intend to add one external director to our compensation committee, as required by Israeli law, and to reconstitute our compensation committee in order to satisfy the Nasdaq National Market Listing requirements.

No Nomination Committee. We currently do not have a nomination committee in place, and the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the Nasdaq National Market Listing requirements.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The prime role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. We will appoint an internal auditor following completion of this offering.

Executive Officer and Director Compensation

Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we paid to our directors and executive officers as a group for 2004 (9 persons) was $1.5 million. This amount includes $197,000 that was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

We recently entered into employment agreements with Mr. Mahlab, Dr. Simler, and Mr. Eisenberg, which include salaries, bonuses and stock option grants. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he be entitled to use any of his accrued vacation.

Two of our non-employee directors are entitled to receive aggregate fees of $36,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

As of December 5, 2005, there were outstanding options to purchase 2,258,547 ordinary shares granted to our directors and officers (11 persons).

Fiduciary Duties and Related Party Transactions

Officers and Directors. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Compensation. Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our amended and restated articles provide that transactions concerning compensation of an office holder who is not a director require only the approval of our board of directors, a committee of our board of directors or the chief executive officer. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager “personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business of a company, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our amended and restated articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then an approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders. The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

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extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

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the terms of compensation or employment of a controlling shareholder or his or her relative, in each case that is an office holder or employee of the company.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

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the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

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the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Exculpation, Indemnification and Insurance of Directors and Officers

Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to indemnify any person who is not our office holder, including an employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court.

A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him, by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

Under the Companies Law, a company may exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events.

Equity Incentive Plans

We have four equity incentive plans. Our board of directors has authorized our compensation committee to administer each of the plans, including recommendation of employee option grants for board approval. Under each of our plans, if an option lapses or is terminated before it is exercised, the option’s unexercised shares are returned to a pool of shares available for future option grants, subject to an aggregate maximum of 6,028,017 shares (including 2,500,000 ordinary shares to be reserved for issuance under our share option plans upon this offering). As of December 5, 2005, we have an aggregate of 2,511,592 ordinary shares available for future grants (including 2,500,000 ordinary shares to be reserved for issuance under our share option plans upon this offering) and outstanding options to purchase an aggregate of 3,516,425 ordinary shares, of which 1,805,389 are vested and exercisable.

•

In August 1997, we adopted our 1997 Employee Share Option Plan. We granted options to purchase 131,620 ordinary shares pursuant to this plan, of which 128,056 have been exercised. As of December 5, 2005, we have no outstanding options pursuant this plan.

•

In August 2000, we adopted our 2000 Employee Incentive Share Option Plan. We granted options to purchase 295,530 ordinary shares pursuant to this plan, of which 1,073 have been exercised. Options granted under this plan generally vest over a three-year period from the grant date; 30% after the first year, and then 8.75% after each subsequent quarter. As of December 5, 2005, we have outstanding options to purchase 221,645 ordinary shares which are fully vested and exercisable pursuant to this plan.

•

In December 2000, we granted options to two of our executives in personal option arrangements, which we refer to as the Executive Option Plan. We granted options to purchase 413,088 ordinary shares pursuant to this plan, none of which have been exercised. As of December 5, 2005, the options remain outstanding and fully vested and exercisable.

•

In September 2001, we adopted our fourth plan, which we amended in July 2003 and refer to as the 2001 Amended and Restated Share Option Plan. Options granted under this plan generally vest over a four-year period from the grant date; 25% after the first year, and then 6.25% after each subsequent quarter. As of December 5, 2005 we granted options to purchase 3,208,685 ordinary shares pursuant to this plan, of which 11,003 have been exercised. As of December 5, 2005 we have outstanding options to purchase 2,881,692 ordinary shares pursuant to this plan, of which 1,170,656 are vested and exercisable.

•

Our 1997 Employee Share Option Plan and 2000 Employee Incentive Share Option Plan were adopted to comply under Section 102 of the Israeli Income Tax Ordinance, which allows Israeli employees to receive favorable tax treatment for compensation in the form of shares or options. All the options granted under our 1997 Share Option Plan were exercised and this plan is no longer valid. Under the 2000 Employee Incentive Share Option Plan, we were permitted to grant to our Israeli employees and those of our subsidiary, options to purchase our ordinary shares. This plan allows us to issue shares to a trustee who holds the shares on behalf of individual employees. Provided that the trustee holds the underlying shares for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, the employee will be subject to tax a t ordinary income tax rates. Appendix A to our 2001 Amended and Restated Share Option Plan determines the terms of grant of options to Israeli employees under Section 102 of the Israeli Income Tax Ordinance. Under Appendix A to the 2001 Amended and Restated Share Option Plan, we may grant to our Israeli directors, officers and employees, except for such persons that are deemed to be a controlling shareholder under Section 32 of the Income Tax Ordinance, options to purchase our ordinary shares. Appendix A to the 2001 Amended and Restated Share Option Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections which we have made, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes.

Israeli tax law allows us to choose from among three alternative sets of tax tracks for our 2001 Amended and Restated Share Option Plan or future plans. In approving the 2001 Amended and Restated Share Option Plan, the board of directors selected the capital gains tax track described above. Our board of directors may, subject to limitations under Section 102, change this selection in the future. Notwithstanding the above, we are entitled to allocate options not according to the selected tax track, but by direct grant to employees; provided, that the requirements of Section 102 are met.

Under our 2000 Employee Incentive Share Option Plan, in the event that our company will split, reorganize, consolidate or a substantial part of our assets will be sold, we are obliged to use reasonable efforts in order to maintain the rights of the optionees. Under our plans, in the event of change in ownership or control of our company; and provided that, it is not possible to substitute the outstanding options, on an equitable basis, with equivalent options or other securities in the successor company or a parent of the successor company, then, in such cases, the optionees may exercise all vested options by no later than fourteen days prior to the consummation of such transaction. Any options that are not exercised at least seven days before the effective date of such transaction shall automatically expire and become void. The change of ownership or of control transactions that would trigger this exercise of vested options are: a merger following which we do not survive as an independent entity; an acquisition of beneficial ownership of securities possessing substantially all the voting power of our company’s securities, or; a sale of all or substantially all of our assets. Furthermore, the administrator has discretion to determine that unvested options may become partially or fully exercisable within fourteen days before consummation of such change of ownership or control transactions, in which case such options would be required to be exercised within the fourteen day period, or expire if not exercised within seven days before closing of the transaction.

In addition, under our 2001 Amended and Restated Share Option Plan, in the event of closing of an initial pubic offering of our shares, such as this public offering, the holders of such options may exercise all vested options by no later than fourteen days prior to the consummation of such public offering, and if so determined by the administrator of that plan, unvested options may become fully or partially vested and exercisable within the same time period. Any vested options, or unvested options that are determined by the administrator to become vested and exercisable, that are not exercised at least seven days before the effective date of the initial pubic offering shall automatically expire and become void, unless the administrator of the plan decides otherwise. Under our 2001 Amended and Restated Share Option Plan in the event of a proposed dissolution or liquidation of our company, all unexercised options will terminate immediately prior to the consummation of such proposed dissolution or liquidation. The administrator (our compensation committee), in its sole discretion, shall be entitled to determine that any or all unvested options, at the time fourteen days prior to the consummation of such transaction or an initial public offering, shall automatically become vested and exercisable.

Any option granted under our Plans not exercised within ten years of the grant date shall expire. Under the 2000 Employee Incentive Share Option Plan, if we terminate an employee not due to his death or disability or declaration as to legal capacity, he will be entitled to exercise all of his options that are vested for a period of one hundred and eighty days after the date of his termination. If the termination is a result of the employee disability, then the optionee will continue to be deemed as an employee for the purpose of that plan. If the termination is due to the employee’s death or due to declaration as to his or her legal incapacity, then the optionee’s estate or appointed guardian will substitute the optionee with respect to the optionee’s rights and obligations according to the plan. An optionee whose employment has been terminated within a period of 90 days prior to the consummation of an initial public offering, shall be treated for the purpose of his or her entitlement to exercise options as if his or her employment has continued until the date of the initial public offering. Under our 2001 Amended and Restated Share Option Plan, if we terminate the employment of an employee all options that are vested, shall be exercisable within six months after the date of such termination, all options that are not exercised within this period, as well as options that are not vested on the date of the termination shall terminate, and the shares covered by such options shall revert to the plan. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately. If an employee’s employment is terminated as a result of death or disability, all the employee’s options shall continue to vest and shall not expire. The optionee or the optionee’s estate or appointed guardian will substitute the optionee with respect to the optionee’s rights and obligations according to that plan.

RELATED PARTY TRANSACTIONS

Agreements with Directors and Officers

Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, including our directors, undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management―Exculpation, Indemnification and Insurance of Directors and Officers.”

Development Agreement

In May 2002, we entered into a development agreement with Tadiran Spectralink Ltd., an affiliate of Koor Ventures Capital, one of our major shareholders. Pursuant to the development agreement, we develop and manufacture modules that include specifically developed encoders and decoders for military use. For 2004, our revenues from this agreement were $597,000.

Financings

In January 2001, we entered into a share purchase agreement, under which we issued 2,087,335 of our series A preferred shares, for a price per share of $8.336, in an aggregate amount of $17.4 million, to a group of investors that includes Inspire Investments Ltd., Pitango Venture Capital Fund III (Israel Sub LP), Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango JP Morgan Fund III (Israel) L.P., Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., Catalyst Investment L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd., and Yossi Vardi.

In August 2003, we entered into a Series B Preferred Share Purchase Agreement, under which we issued 3,838,923 of our series B preferred shares, for a price per share of $4.038, in an aggregate amount of $15.5 million to existing and new investors of ours, that includes Koor Venture Capital, Pitango Venture Capital Fund III (Israel Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., and Formula Venture Israel II (A.I.) L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd., Yossi Vardi, Catalyst Investment L.P., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P., and Zoahar Zisapel.

All of our outstanding series A preferred shares and series B preferred shares will be converted into our ordinary shares immediately prior to the sale of the shares offered hereby.

Rights of Appointment

Our current board of directors consists of eight directors, five of whom were appointed by some of our major shareholders, in accordance with appointment rights contained in our articles of association in effect prior to this offering. In addition, two of our shareholders are each entitled to appoint a non-voting observer to our board of directors. The rights to appoint directors and observers will be terminated upon the completion of this offering, although certain directors will continue to serve pursuant to their appointment until our next annual meeting of shareholders.

Registration Rights Agreement

In connection with the Series B Preferred Share Purchase Agreement, our shareholders and we entered into a registration rights agreement. After the closing of this offering, several of our shareholders, including shareholders who currently hold series A or B preferred shares, will hold in the aggregate of 8,462,888 of our ordinary shares, and will be entitled to certain rights with respect to the registration of our shares under the Securities Act, whether such registration is for our account or for the account of other shareholders. These holders are entitled to a prior notice of any registration and are entitled to include their shares in such registration, subject to certain market cutbacks and other limitations. Commencing six months after the closing of this offering, each of these holders may request: (1) two registrations for sale under a long form registration statement; and (2) an unlimited number of registrations under a short form registration statement, if available. We are not required to effect a registration under a short form registration statement unless the requesting shareholders request to sell shares they then own having an aggregate selling price of at least $750,000. We are required to pay the expenses associated with preparing and filing the registration statement, other than any underwriting commissions and discounts applicable to their shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of December 5, 2005 and as adjusted to reflect the sale of our ordinary shares in this offering, regarding the beneficial ownership of our ordinary shares by:

•

each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares;

•

each of our executive officers;

•

each of our directors; and

•

all of our directors and officers as a group.

Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or share options that are presently convertible or exercisable or convertible or exercisable within 60 days of the date of this offering are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or share options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, have different voting rights.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 8,603,018 ordinary shares outstanding as of December 5, 2005 and 13,103,018 ordinary shares outstanding following the closing of the offering. We have five holders of record of our equity securities who are, to our knowledge, U.S. persons. In aggregate, these shareholders hold approximately 20% of our outstanding capital shares. Unless otherwise noted below, each shareholder’s address is c/o Scopus Video Networks Ltd., 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering (excluding over-allotment)			Beneficial Ownership After Offering (including over-allotment)
Name of beneficial owner	Percent of Shares	Number of Shares		Percent of Shares	Number of Shares		Percent of Shares	Number of Shares

Five Percent Shareholders:
Koor Ventures Capital	34.4%	2,960,223	(1)	22.6%	2,960,223	(1)	21.5%	2,960,223	(1)
Pitango Venture Capital Fund III	19.3%	1,662,245	(2)	12.7%	1,662,245	(2)	12.1%	1,662,245	(2)
Vertex Israel II	12.8%	1,105,203	(3)	8.4%	1,105,203	(3)	8.0%	1,105,203	(3)
Genesis Partners II	10.2%	875,351	(4)	6.7%	875,351	(4)	6.4%	875,351	(4)
Formula Venture II	6.4%	549,192	(5)	4.2%	549,192	(5)	4.0%	549,192	(5)
Inspire Investments Ltd.	6.0%	520,351	(6)	4.0%	520,351	(6)	3.8%	520,351	(6)

Officers and Directors:
Yoel Gat, Chairman of the Board	3.4%	306,013	(7)	2.3%	306,013	(7)	2.2%	306,013	(7)
David Mahlab, CEO and Director	5.6%	509,761	(8)	3.7%	509,761	(8)	3,6%	509,761	(8)
Yaron Simler, President and Director	*	*
Moshe Eisenberg, Chief Financial Officer	*	*
Ovadia Cohen, VP, Marketing	*	*
Shlomo Arbiv, VP, Finance	*	*
Eitan Koter, VP, Sales	*	*
Itzik Ben Bassat, VP, Research and Development	*	*
Ronit Kalujny, VP, Operations	*	*
Boaz Felsenstein, VP, Human Resources	*	*
Jackie Goren (Rozenblum), Director	*	*
Isaac Hillel, Director**	*	*
Amihai Miron, Director**	*	*
Yoram Oron, Director**	*	*
Yair Shoham, Director**	*	*
Michael Anghel, Director***	*	*
Louis Silver, Director***	*	*
Izhak Tamir, Director***	*	*

Directors and Officers as a group (18)	11.3%	1,092,125	(9)	7.7%	1,092,125	(9)	7.3%	1,092,125	(9)

——————

*

Holds less than 1% of the outstanding shares.

**

Will resign from our board of directors prior to the sale of the shares offered hereby.

***

Will be elected to our board of directors effective upon sale of the shares offered hereby, and will be a member of our audit committee.

(1)

Consists of 2,960,222 ordinary shares owned by Koor Ventures Capital, and 1 ordinary shares owned by Koor Holding, with an address at 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel. Our director, Jackie Goren (Rozenblum) is a managing director of Koor Ventures Capital, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaims beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(2)

Consists of 1,003,815 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub), LP, 92,798 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non-Q, LP, 273,638 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 185,819 ordinary shares owned by Pitango JP Morgan Fund III (Israel), L.P., and 35,392 ordinary shares owned by Pitango Principals Fund III (Israel), L.P. (collectively, the “Pitango Funds”), and 70,783 ordinary shares held by Pitango Venture Capitals Fund III Trusts 2000 Ltd. which, to the best of the Company’s knowledge, holds shares of the Company in trust for three limited partnerships: Pitango CEO Fund III (USA) L.P., Pitango CEO Fund III (Israel) L.P., Pitango Family Fund III (Israel) L.P. All of the foregoing entities have an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Our director, Isaac Hillel is one of the managing partners of Pitango Venture Capital Fund III. To the best of the Company’s knowledge, the Pitango Funds are managed by and all of the foregoing entities are controlled by Pitango VC Fund III (Israel) GP, the partners of which are eight private companies that are each owned by one of the following individuals:  Rami Kalish, Nechemia (Chemi) J. Peres, Aaron Mankovski, Isaac Hillel (our director), Rami Beracha, Bruce Crocker, Zeev Binman and Isaac Shrem, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(3)

Consists of 819,726 ordinary shares owned by Vertex Israel II (C.I.) Fund L.P., 147,876 ordinary shares owned by Vertex Israel II (A) Fund L.P., 22,658 ordinary shares owned by Vertex Israel II (B) Fund L.P., 104,664 ordinary shares owned by Vertex Israel II Discount Fund L.P., and 10,279 ordinary shares owned by Vertex Israel II (C.I. Executive) Fund L.P. Our director, Yoram Oron and Moshe Shahaf are the managing partners of Vertex Israel II Management Ltd., the General Partner of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(4)

Consists of 762,779 ordinary shares owned by Genesis Partners II L.D.C., and 112,572 ordinary shares owned by Genesis Partners II (Israel) L.P., with an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Eddy Shalev, Dr. Eyal Kishon and Yair Shoham are the directors of E. Shalev Management 2000 (1999) Ltd., the General Partner or Manager of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(5)

Consists of 407,407 ordinary shares owned by Formula Venture II L.P., 140,398 ordinary shares owned by Formula Venture Israel II L.P., and 1,387 ordinary shares owned by Formula Venture Israel II (A.I.) L.P., with an address at 11 Galgalei Haplada, Herzliya 46120, Israel. Shai Beilis is the managing partner of Formula Ventures Ltd., the General Partner or Manager of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaims beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(6)

Aviram Wertheim is the Chief Executive Officer and indirect controlling shareholder of Inspire Investments Ltd., and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaims beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(7)

Includes options to purchase 306,013 ordinary shares.

(8)

Includes options to purchase 462,996 ordinary shares.

(9)

Includes options to purchase 1,025,317 ordinary shares.

DESCRIPTION OF SHARE CAPITAL

Shareholder Meetings

Under the Companies Law, an annual shareholders meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders meetings.” The board of directors is also required to convene a special shareholders meeting upon the demand of one of the following: two directors; one quarter of the directors in office; the holder or holders of 5% of our share capital plus 1% of the voting rights in a company; or the holder or holders of 5% of the voting rights in a company. Our articles of association to be in effect upon the sale of the shares offered hereby provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33.33% of the voting power. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting will not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to one day thereafter at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of our issued and outstanding share capital.

Voting

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on matters such as the following:

•

an amendment to the articles of association;

•

an increase in the company’s authorized share capital;

•

a merger; or

•

approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of its rights as a shareholder.

In addition, any of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that it possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to appoint or prevent the appointment of an office or other power towards the company. The Companies Law does not describe the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

The Companies Law and our articles of association provide that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class, unless otherwise provided for in the terms of the issuance of such class.

Resolutions

All the resolutions of the shareholders’ meetings will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)

A voluntary liquidation – a majority of 75% of the shareholders voting at the shareholders’ meeting is needed.

(2)

A compromise or arrangement between a company and its creditors or shareholders, reorganization and split and reverse split have to be approved by the majority in number of the persons participating in the vote (except for the abstainers) together holding three quarters of the value represented at the vote. In addition, the mentioned decisions have to be approved by the court.

(3)

The dismissal of directors (except for external directors) – requires a majority of 75% or more of the vote cast.

(4)

The nomination and dismissal of the external directors – see “Management—External Directors.”

(5)

Related Party Transactions – see section “Fiduciary Duties and Related Party Transactions—Approvals.”

(6)

Exemption, indemnification or directors liability insurance – see “Management—Exculpation, Indemnification and Insurance of Directors and Officers.”

Election of Directors

The holders of shares representing more than 50% of the voting rights at the shareholders meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described above and under “Management—External Directors.”

A director may nominate an alternate director, as long as such person qualifies to serve as a director. See “Board of Directors and Executive Officers” regarding our classified board.

Dividend and Liquidation Rights

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares on or after the date of this prospectus. We may declare dividends out of the higher of retained earnings or earnings generated over the two most recent years (Profit Test), in either case provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may allow it to distribute a dividend, as long as the court is convinced that the Solvency Test is fulfilled.

Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Anti-Takeover Measures

Our articles of association include staggered board provisions.

Mergers and Acquisitions

The Companies Law permits merger transactions with the approval of each party’s board of directors and requires shareholder approval as described above as well.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Tender Offer

The Companies Law requires a purchaser to conduct a special tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required in the following circumstances: (i) the purchase was in a private offer that was approved by the shareholders as a private offer that is meant to grant the purchaser more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold more than 25% of the voting rights after purchasing shares from a person that held more than 25% of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights. Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Tax Law

Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. See “Israeli Taxation.”

Establishment

We were incorporated under the laws of the State of Israel in December 1993. Our registration number with the Israeli registrar of companies is 51-188910-7. Upon completion of this offering our registration number may be changed by the Companies Registrar to indicate that we are a public company. Our objects under our memorandum of association are to form, operate, and maintain communications systems, to provide communications services and related services, to engage in the sale of communications equipment and ancillary devices, and to engage in various areas in the communications field, and to engage in any other activities that our board of directors deems appropriate.

Transfer Agent and Registrar

We have appointed The Bank of New York as the transfer agent and registrar for our ordinary shares.

Listing

We have applied for the quotation of our ordinary shares on the Nasdaq National Market, under the symbol “SCOP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As we describe below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon the closing of this offering, we will have 13,103,018 ordinary shares outstanding, assuming the issuance of 4,500,000 ordinary shares in this offering. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, if shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of ordinary shares would be subject to volume limitations and other restrictions that are described below.

Other than shares to be sold in this offering, the remaining ordinary shares outstanding upon completion of this offering will be “restricted securities.” We issued and sold these shares in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the U.S. and not subject to the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration such as under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Our ordinary shares outstanding upon closing of this offering will be eligible for sale into the public market as follows:

Approximate Number of Shares	Description

4,586,030	After the date of this prospectus, freely tradable shares sold in this offering.

8,516,988

After 180 days from the date of this prospectus, except as otherwise discussed below, the lock-up period will expire, and these ordinary shares will be saleable under Rule 144, subject, in some cases, to holding periods and volume limitations.

Lock-up Agreements

Our directors, officers and certain shareholders which directors, officers and certain shareholders held in the aggregate approximately 99% of our outstanding shares as of December 5, 2005 have entered into lock-up agreements that generally provide that these holders will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering and the ordinary shares that are issued under our share option or employee share purchase plans.

The 180-day restricted period described above is subject to extension such that if (a) during the period that begins on the date that is 18 days before the last day of the 180-day restricted period and ending on the last day of the 180-day restricted period, we issue an earnings release or publicly announces material news or if a material event relating to us or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions on ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares described above will continue to apply until the expiration of the 18-day period after the date we issue the earnings release, publicly announces material news or the material event occurs.

Any waiver by the underwriters of the 180-day restricted period described above shall be applied on a pro rata basis with respect to each party executing a lock-up agreement in connection with this offering, except where such pro rata application shall cause undue hardship on such party as determined by our board of directors.

Rule 144

In general, pursuant to Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the total number of our ordinary shares then outstanding, which is expected to equal approximately 130,999 ordinary shares immediately after the closing of this offering; or

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the average weekly trading volume of our ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) as currently in effect, a person who has not been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned our ordinary shares for at least two years, including the holding period of any owner other than an affiliate, is entitled to sell those shares without regard to volume limitations, manner of sale provisions or information requirements under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, these shares may be sold immediately upon the closing of this offering.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, any of our employees, directors, officer, consultants or advisors who purchased ordinary shares from us in connection with a compensatory share option plan or other written agreement before the date of this prospectus is entitled to resell those ordinary shares 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with some restrictions, including the one-year holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the ordinary shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are considered restricted securities and, subject to the restrictions we describe above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144, without compliance with its one-year minimum holding period requirement.

Share Options

Following completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 6,028,017 ordinary shares issued or issuable under our share option plans (including 2,500,000 ordinary shares to be reserved for issuance under our share option plan upon this offering). The registration statement on Form S-8 is expected to become effective automatically upon filing. As of December 5, 2005 options to purchase 3,516,425 ordinary shares were issued and outstanding, of which options to purchase 1,805,389 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the public market, immediately following the expiration of or release from the lock-up agreements.

Registration Rights

Beginning six months after the date of this offering, the beneficial owners of 8,462,888 of our ordinary shares will, under some circumstances, have rights to require us to register their shares for future sale. Registration of their shares under the Securities Act would result in those shares becoming freely available without restriction, except for share purchases by our affiliates, immediately upon the effectiveness of the registration statements. We describe the registration rights of these holders under “Related Party Transactions — Registration Rights Agreement.”

CONDITIONS IN ISRAEL

We are incorporated under the laws of the State of Israel and our principal executive offices and substantially all of our research and development facilities are located in Israel. Accordingly, we are affected directly by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel occur or if trade between Israel and its present trading partners is curtailed.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In 1979, however, a peace treaty between Israel and Egypt was signed and in October 1994, Israel and Jordan signed a peace treaty. These treaties provide, among other things, for the commencement of full diplomatic relations between the two countries, including the exchange of ambassadors and consuls. In addition, the treaty with Jordan expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against the other and to act jointly towards the removal of any economic boycotts by third-parties. To date, there are no peace treaties between Israel and Syria or Lebanon.

Since 1993, a series of agreements were signed by Israel and Palestinian authorities, outlining several interim Palestinian self-government arrangements. The implementation of these agreements with the Palestinian authorities has been subject to difficulties and delays and a resolution of all of the differences between the parties remains uncertain. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently. On June 6, 2004, the Government of Israel approved a disengagement plan, stating that it is Israel’s intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005.

We cannot predict whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any resolution of this kind, or whether the current civil unrest will continue and to what extent this unrest will have an adverse impact on Israel’s economic development, on our operations in the future and on our share price.

Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on our business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

Military Service

Generally, all male and a portion of female adult citizens and permanent residents of Israel under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, all of these residents may be called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees located in Israel are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of the requirements on our workforce or business if conditions should change, and we cannot predict the effect any expansion or reduction of these obligations might have on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most

European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

ISRAELI TAXATION

The following is a summary of the principal Israeli tax laws applicable to us, and of the Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to a new tax reform, the corporate tax rate would undergo further reduction up to 25% in the year 2010. The rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009.

However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, are as follows:

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Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

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Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

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Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward by are adjusted for inflation based on the change in the consumer price index.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (Investment Law) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Currently we have three Approved Enterprise programs under the Alternative Track of the Capital Investments Law, which entitle us to tax benefits. The Approved Enterprise program currently grants us a two-year tax exemption (although our first program was granted an exemption of four years) for undistributed income and an additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. Those tax rates and the related levels of foreign investment, are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-49%
20	8 years	2 years	49-74%
15	8 years	2 years	74-90%
10	8 years	2 years	90-100%

Undistributed income derived from our “Approved Enterprise” programs are entitled to tax benefits as stated above, commencing on the first year in which we generate taxable income from applicable “Approved Enterprise.”  The tax benefits for these programs have not yet started. In any event, the period in which we are entitled to the tax benefits is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. If we distribute a dividend from income that is tax exempt (i.e., from the two first years), we would be required to pay additional tax according to the rates applicable to us in the remaining years (10% - 25%) with respect of the amount distributed.

The Investment Law also provides that an “Approved Enterprise” is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

The benefits available to an “Approved Enterprise” are conditioned upon terms stipulated in the Investment Law and the regulations thereunder, including making specified investments in property and equipment, and financing a percentage of investments with share capital, and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our “Approved Enterprise” programs currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

On March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits as an “Approved Enterprise.”  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime shall apply to new “Approved Enterprise” programs only.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, (the Industry Encouragement Law). The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

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amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

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accelerated depreciation rates on equipment and buildings;

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under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

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expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

According to the Israeli tax law, any distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%.

Any distribution of dividend from income, which is not attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 25%, except for dividend distributed as of January 1, 2006, to Individual deemed “a non-substantial shareholder” which will be subject to tax at the rate of 20%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. Dividends distributed by the company to a U.S. company which held at least 10% of the company’s voting rights, will be subject to withholding tax at the rate of 12.5%, provided other certain conditions are met in the tax treaty (or at the tax rate of 15% in respect of dividend paid from income attributed to our “Approved Enterprise”).

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold  less than 10% of the company’s voting rights, and who held less than 10% of the company’s voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a description of the material U.S. federal income tax consequences applicable to an investment in the ordinary shares by U.S. Holders (as defined below) who acquire their shares pursuant to this offering and who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is for U.S. federal income tax purposes:

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a citizen or individual resident of the U.S.;

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an entity that is classified as a corporation for U.S. federal income tax purposes and that is created or organized in or under the laws of the U.S. or any political subdivision thereof;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if the trust has elected validly to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share (other than an entity that is classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below. The following discussion does not address the tax treatment of entities classified as partnerships for U.S. federal income tax purposes or the tax treatment of any members of such entities.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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insurance companies;

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dealers in stocks, securities or currencies;

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financial institutions and financial services entities;

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real estate investment trusts;

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regulated investment companies;

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persons that receive ordinary shares as compensation for the performance of services;

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tax-exempt organizations;

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persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

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individual retirement and other tax-deferred accounts;

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expatriates or former long-term residents of the U.S.;

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a U.S. Holder having a functional currency other than the U.S. dollar; and

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a person that owns, directly or indirectly, 10% or more, by voting power or value, of our shares.

This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in his or her ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld generally, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

For taxable years beginning before January 1, 2009, the maximum U.S. federal income tax rate of 15% is imposed on any “qualified dividend income” that is received by a U.S. Holder who is an individual. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or (b) that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. A recipient of a dividend who does not satisfy certain holding period requirements with respect to his or her ordinary shares, or who elects to treat the dividend as “investment income” for purposes of the limitation on investment interest deductions, is not eligible to treat the dividend as “qualified dividend income.”

Dividends received by a shareholder from a foreign corporation will not constitute “qualified dividend income”, however, if such corporation is treated, for the taxable year in which the dividend is paid or the preceding taxable year, as a “passive foreign investment company” (PFIC) with respect to the particular shareholder. Currently we do not believe that we are or will be classified as a PFIC for our current or prior taxable years. As described in “Passive Foreign Investment Company Considerations” below, however, we cannot assure that we will not be considered a PFIC for any particular taxable year. Provided that we are not a PFIC at any time during the holding period of a U.S. Holder with respect to our ordinary shares, the dividends received by that U.S. Holder from us should be treated as “qualified dividend income”, so long as we satisfy the treaty related requirements described above or our ordinary shares are readily tradable on an established securities market in the U.S.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the U.S. or, if certain tax treaties apply, such income is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the U.S. Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a corporate Non-U.S. Holder recognizes “effectively connected” income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. However, dividend income resulting from distributions we make may be U.S. source income if 50% or more of our shares (measured by vote or value) is owned directly or indirectly or constructively by U.S. persons. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive income.” The rules relating to the determination of foreign source income and the foreign tax credit are subject to complex limitations and restrictions, including certain holding period requirements, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized on the disposition of the ordinary shares by U.S. Holders that are individuals are generally subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2008 and generally subject to a maximum capital gain rate of 20% thereafter. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

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that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. or, if certain tax treaties apply, such gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S., or

•

in the case of any capital gain realized by an individual Non-U.S. Holder, that holder is present in the U.S. for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a Non-U.S. Holder that is an entity classified as a corporation for U.S. federal income tax purposes recognizes “effectively connected” income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a “passive foreign investment company” (PFIC). A foreign corporation will be considered a PFIC for any taxable year in which, after applying look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and amounts derived by reason of the temporary investment of funds raised in this offering. If we were classified as a PFIC for a taxable year, a U.S. Holder whose holding period for his or her ordinary shares includes any portion of that taxable year will generally be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.”  In the case of such a U.S. Holder, any excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a PFIC generally may not receive a “step-up” in basis on shares acquired from a decedent.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a PFIC for our current taxable year. However, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the current taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and we have not determined whether we will become a PFIC in the future. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any particular taxable year.

The PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund” (QEF) for the first taxable year included in the U.S. Holder’s holding period during which we are a PFIC. However, a U.S. Holder may make a QEF election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a QEF election in the event we are determined to be a PFIC. As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and thus recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Any such losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market” (as defined in U.S. Treasury regulations). Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Information Reporting and Back-up Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the U.S. on ordinary shares, or the gross proceeds from disposing of ordinary shares. U.S. Holders are also generally subject to back-up withholding (currently 28%) on dividends paid in the U.S. on ordinary shares, and on the gross proceeds from disposing of ordinary shares, unless the U.S. Holder provides an IRS Form W-9 or is otherwise exempt from back-up withholding.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or is otherwise exempt from back-up withholding or information reporting.

The amount of any back-up withholding may be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of ordinary shares set forth opposite their respective names below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC	2,025,000
CIBC World Markets Corp.	1,575,000
Needham & Company, LLC	562,500
Oppenheimer & Co. Inc.	337,500
Total	4,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the ordinary shares listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the ordinary shares to purchasers on or about December 16, 2005.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 675,000 additional ordinary shares at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional ordinary shares in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will include:

•

the history and prospects for the industry in which we compete;

•

our financial information;

•

the ability of our management and our business potential and earning prospects;

•

the prevailing securities markets at the time of this offering;

•

the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•

the valuation multiples of publicly traded companies that the representatives believe are comparable to us.

We cannot assure you that an active or orderly trading market will develop for our ordinary shares or that our ordinary shares will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.294 per ordinary share to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per ordinary share to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our ordinary shares are offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

		Total
	Per Share	Without Over-Allotment	With Over-Allotment

Public offering price	$7.00	$31,500,000	$36,225,000
Underwriting discount	0.49	2,205,000	2,535,750
Proceeds, before expenses, to us	6.51	29,295,000	33,689,250

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Our directors, officers and certain shareholders which directors, officers and shareholders held in the aggregate approximately 99% of our outstanding shares as of December 5, 2005 have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares except for the ordinary shares offered in this offering and the ordinary shares that are issued under our share option or employee share purchase plans. We have also agreed not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares. As part of these restrictions we have expressly agreed not to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the ordinary shares even if such ordinary shares would be disposed of by someone other than the us.

The 180-day restricted period described above is subject to extension such that if (a) during the period that begins on the date that is 18 days before the last day of the 180-day restricted period and ending on the last day of the 180-day restricted period, we issue an earnings release or publicly announces material news or if a material event relating to us or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions on ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares described above will continue to apply until the expiration of the 18-day period after the date we issue the earnings release, publicly announces material news or the material event occurs.

Any waiver by the underwriters of the 180-day restricted period described above shall be applied on a pro rata basis with respect to each party executing a lock-up agreement in connection with this offering, except where such pro rata application shall cause undue hardship on such party as determined by our board of directors.

Nasdaq National Market Listing

Our ordinary shares have been approved for quotation on the Nasdaq National Market under the symbol “SCOP.”

Discretionary Sales

The underwriters do not expect sales of ordinary shares offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Relationships with Underwriters

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

LEGAL MATTERS

The validity of the ordinary shares and other legal matters in connection with this offering with respect to Israeli law will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel. Legal matters with respect to U.S. law will be passed upon for us by Foley & Lardner LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Naschitz, Brandes & Co., Tel Aviv, Israel, with respect to Israeli law, and by Morrison & Foerster LLP, San Francisco, California, with respect to U.S. law.

EXPERTS

Our financial statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 included in this prospectus have been audited by Brightman Almagor & Co., an independent registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as stated in their reports appearing herein and elsewhere in this registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate that the total expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

SEC registration fee	$7,310
Printing and engraving expenses	100,000
Nasdaq National Market Listing fee	100,000
Legal fees and expenses	750,000
Accounting fees and expenses	125,000
Taxes	10,000
NASD filing fees	6,500
Transfer agent fees and expenses	20,000
Miscellaneous	125,000
Total	$1,243,810

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this prospectus reside outside the U.S. Service of process upon them may be difficult to effect within the U.S. Furthermore, because substantially all of our assets, and those of our non-U.S. directors and officers and the Israeli experts named herein, are located outside the U.S., any judgment obtained in the U.S., including those based upon the civil liabilities provisions of the U.S. federal securities laws, against us or any of these persons may not be collectible within the U.S.

We have been informed by our legal counsel in Israel, Gross, Kleinhendler Hodak, Halevy, Greenberg & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

•

the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

•

adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•

the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

•

the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•

the judgment is no longer appealable; and

•

an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Scopus Video Networks Inc., as our agent to receive service of process in any action against us in any U.S. federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form F-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the ordinary shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we intend to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. We also intend to furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 45 days after the end of each quarter.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel
Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd. (formerly Scopus Network Technologies Ltd.)

We have audited the accompanying balance sheets of Scopus Video Networks Ltd. (formerly Scopus Network Technologies Ltd.) and its subsidiary (“the Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Scopus Video Networks Ltd. (formerly Scopus Network Technologies Ltd.) and its subsidiary as of December 31, 2004 and 2003, and the consolidated results of operations, changes in its shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 17, 2005 except for Notes 8A(2) and 15
as to which the date is December 6, 2005

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

	December 31,		September 30, 2005	Pro Forma (Note 2R) September 30, 2005
	2003	2004
			Unaudited	Unaudited

Assets
Current assets
Cash and cash equivalents	$10,645	$12,605	$7,914
Trade accounts receivable (net of allowance for doubtful accounts of $1,599, $900 and $1,256 (unaudited), respectively)	5,721	7,766	9,019
Inventories (Note 3)	5,498	6,627	9,676
Other receivables and current assets (Note 4)	1,895	1,592	1,876
	23,759	28,590	28,485

Fixed assets, net (Note 5)	2,292	2,216	2,372

Deposits in general severance fund	156	167	169

Other assets	50	88	90

	$26,257	$31,061	$31,116
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$3,627	$4,769	$8,420
Other payables and current liabilities (Note 6)	7,365	6,481	6,920
	10,992	11,250	15,340
Long-term liabilities
Liabilities for vacation and severance pay (Note 7)	1,827	1,629	1,583
Other long-term liabilities	65	—	—
	1,892	1,629	1,583
Commitments and Contingent liabilities (Note 8)

Shareholders’ equity (Note 10)
Ordinary shares, NIS 1.4 par value; authorized 15,357,143 shares; issued and outstanding 2,709,223 shares at December 31, 2003 and 2004, 2,768,284 shares at September 30, 2005 (unaudited), 8,600,005 shares pro forma (unaudited)	1,078	1,078	1,081	2,857
Series A preferred shares, NIS 1.4 par value; authorized 2,142,857 shares; issued and outstanding 2,087,335 shares at December 31, 2003 and 2004 and at September 30, 2005 (unaudited), no shares pro forma (unaudited)	696	696	696	—
Series B preferred shares, NIS 1.4 par value; authorized 3,928,571 shares; issued and outstanding 3,838,923 shares at December 31, 2003 and 2004 and at September 30, 2005 (unaudited), no shares pro forma (unaudited)	1,210	1,210	1,210	—
Additional paid-in capital	44,477	44,477	45,734	45,864
Preferred series B shareholder receivables	(7,750)	—	—	—
Deferred stock-based compensation	—	—	(1,132)	(1,132)
Accumulated deficit	(26,338)	(29,279)	(33,396)	(33,396)
	13,373	18,182	14,193	14,193

	$26,257	$31,061	$31,116

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				Unaudited

Revenues	$23,278	$31,051	$35,051	$23,932	$32,858
Cost of revenues	11,797	16,487	16,086	11,351	17,109
Gross profit	11,481	14,564	18,965	12,581	15,749
Research and development expenses, net of participation by OCS of $2,102, $2,934, $2,075, $1,666 (unaudited) and $1,689 (unaudited), respectively	6,619	6,492	9,184	6,435	7,614
Sales and marketing expenses	8,487	9,618	10,751	8,094	9,969
General and administrative expenses	2,876	2,075	2,129	1,617	2,520
Operating loss	(6,501)	(3,621)	(3,099)	(3,565)	(4,354)
Financing income (expense), net	89	99	187	(8)	274
Other income (expense)	1	(5)	1	(1)	—
Loss before income taxes	(6,411)	(3,527)	(2,911)	(3,574)	(4,080)
Income tax expense (Note 12)	(110)	(56)	(30)	(26)	(37)
Net loss	$(6,521)	$(3,583)	$(2,941)	$(3,600)	$(4,117)

Net loss	$(6,521)	$(3,583)	$(2,941)	$(3,600)	$(4,117)
Dividend on preferred shares	—	(258)	(1,002)	(687)	(1,006)
Net loss attributable to ordinary shares	$(6,521)	$(3,841)	$(3,943)	$(4,287)	$(5,123)

Basic and diluted net loss per ordinary share (Note 13)	$(2.36)	$(1.39)	$(1.43)	$(1.55)	$(1.86)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Preferred series B shareholder receivables	Deferred stock-based compensation	Accumulated deficit	Total

Balance – January 1, 2002	$1,078	$696	$—	$30,436	$—	$—	$(16,234)	$15,976
Net loss for the year	—	—	—	—	—	—	(6,521)	(6,521)
Balance - December 31, 2002	1,078	696	—	30,436	—	—	(22,755)	9,455

Issuance of Series B preferred shares (net of issuance costs of $249)	—	—	1,210	14,041	(7,750)	—	—	7,501
Net loss for the year	—	—	—	—	—	—	(3,583)	(3,583)
Balance – December 31, 2003	1,078	696	1,210	44,477	(7,750)	—	(26,338)	13,373

Proceeds from issuance of series B preferred shares	—	—	—	—	7,750	—	—	7,750
Net loss for the year	—	—	—	—	—	—	(2,941)	(2,941)
Balance – December 31, 2004	1,078	696	1,210	44,477	—	—	(29,279)	18,182

Grant of share options to employees (unaudited)	—	—	—	1,235	—	(1,235)	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	103	—	103
Exercise of share options (unaudited)	3	—	—	22	—	—	—	25
Net loss for the period (unaudited)	—	—	—	—	—	—	(4,117)	(4,117)
Balance – September 30, 2005 (unaudited)	$1,081	$696	$1,210	$45,734	$—	$(1,132)	$(33,396)	$14,193

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data)

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				Unaudited

Cash Flows – Operating Activities
Net loss	$(6,521)	$(3,583)	$(2,941)	$(3,600)	$(4,117)
Depreciation	810	912	962	713	719
Increase (decrease) in severance pay liability, net	(315)	91	(224)	(255)	(71)
Increase (decrease) in vacation pay liability	144	(60)	82	(47)	(5)
Amortization of deferred stock-based compensation	—	—	—	—	103
Loss (gain) from disposal of fixed assets	(1)	5	(1)	1	—
Decrease (increase) in trade accounts receivable, net	53	(129)	(2,045)	(231)	(1,253)
Decrease (increase) in other receivables and current assets	(258)	(945)	303	767	52
Decrease (increase) in inventories	(2,457)	164	(1,129)	113	(3,049)
Decrease (increase) in other assets	114	(50)	(38)	(10)	(2)
Increase (decrease) in trade accounts payable	1,078	—	1,142	(175)	3,545
Increase (decrease) in other payables and current liabilities	14	391	(636)	(1,442)	466
Decrease in other long-term liabilities	(42)	—	(65)	—	—
Net cash used in operating activities	(7,381)	(3,204)	(4,590)	(4,166)	(3,612)

Cash Flows – Investing Activities
Decrease in short-term deposits	7,000	—	—	—	—
Purchase of fixed assets	(1,406)	(431)	(893)	(729)	(876)
Proceeds from disposal of fixed assets	8	22	8	6	1
Net cash provided by (used in) investing activities	5,602	(409)	(885)	(723)	(875)

Cash Flows – Financing Activities
Issuance of series B preferred shares	—	7,750	7,750	7,750	—
Series B preferred shares issuance costs	—	(67)	(104)	(104)	—
Proceeds from options exercise	—	—	—	—	25
Payments for future initial public offering	—	—	—	—	(197)
Repayment of long-term liabilities	(128)	(192)	(211)	(166)	(32)
Net cash provided by (used in) financing activities	(128)	7,491	7,435	7,480	(204)

Increase (decrease) in cash and cash equivalents	(1,907)	3,878	1,960	2,591	(4,691)
Cash and cash equivalents at beginning of the period	8,674	6,767	10,645	10,645	12,605
Cash and cash equivalents at end of the period	$6,767	$10,645	$12,605	$13,236	$7,914

Supplemental information:
Interest paid in cash	$36	$30	$16	$12	$26
Taxes paid in cash	$—	$118	$18	$—	$35

Non cash transactions:
Issuance costs of future initial public offering	$—	$—	$—	$—	$138
Series B preferred shares issuance costs	$—	$182	$—	$—	$—
Purchase of fixed assets on suppliers credit	$690	$—	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 1.

GENERAL

Scopus Video Networks Ltd. (formerly Scopus Network Technologies Ltd.), an Israeli corporation, and its wholly-owned subsidiary in the U.S., Scopus Video Networks Inc (formerly Scopus Network Technologies Inc.) (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

A.

Functional currency and translation of foreign currencies

The currency of the primary economic environment in which the Company operates is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) 52, "Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income (expense) as they arise.

B.

Principles of consolidation

The Company’s financial statements include the financial statements of Scopus Video Networks Ltd. (formerly Scopus Network Technologies Ltd.) and SVNI, after elimination of material inter-company transactions and balances.

C.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

D.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits) with maturity dates not exceeding three months from the date of deposit.

E.

Allowance for doubtful accounts

The allowance for doubtful accounts is computed, primarily for specific accounts, which, in management’s opinion, are doubtful of collection and in part based on a certain percentage of trade accounts receivable, based on historical experience.

F.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and finished products from third parties on the basis of moving average cost per unit. Cost is determined for work in process and finished products on the basis of standard cost, which approximates actual production cost. The Company assesses quarterly the value of its inventory and determines whether it needs to record an inventory write-down. The Company also assesses its inventories for obsolescence based upon assumptions about future demand and market conditions.

Finished products used for demonstration purposes are amortized over six months.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

G.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Office equipment and furniture	4-10
Machinery, hardware and equipment	3-5
Software	3-4
Vehicles	5
Leasehold improvements	3-10

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease (including the period of renewal options that the Company intends to exercise).

Fixed assets under capital lease arrangements are included in the Company’s fixed assets on the basis of the present value of the future lease payments. The lease amounts payable in future years, net of the interest component, are included in the Company’s liabilities.

H.

Impairment of assets

The Company tests long-lived assets for recoverability, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected undiscounted future cash flows associated with the long-lived assets was less than the carrying amount of such assets.

I.

Revenue recognition

(1)

The Company generally recognizes product revenue upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all acceptance criteria have been met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements, with elements including products, maintenance, installation and training, the Company implements the guidance in EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). In accordance with the guidance in EITF 00-21, multiple deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•

The delivered item has value to the client on a stand-alone basis.

•

There is objective and reliable evidence of the fair value of the undelivered item.

•

If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

If these criteria are not met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered unless the undelivered element is considered inconsequential or perfunctory. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

The Company’s business arrangements includes licensing of management system software. Since this software component is considered incidental to the arrangement as a whole, the Company does not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition”.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

I.

Revenue recognition – continued

(2)

Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is performed.

(3)

Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)

Revenues from operating lease agreements are recognized ratably over the lease period.

J.

Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

K.

Derivative financial instruments

The Company, from time to time, enters into foreign exchange agreements (mainly forward contracts and options) to reduce the overall exposure to currency exchange rate fluctuations on non-dollar projected cash flows. Gains and losses resulting from changes in the fair values of derivative instruments are recorded in net financing income (expenses).

L.

Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

M.

Income taxes

(1)

Income taxes are computed in accordance with SFAS 109 “Accounting for Income Taxes” of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)

The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carry-forward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

N.

Net loss per ordinary share

Basic and diluted net loss per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” using the weighted average number of ordinary shares outstanding. A total of 3,656,070, 8,032,864 and 8,125,108 equivalent ordinary shares (due to the conversion of the series A and B preferred shares and exercise of the share options) were excluded from the calculation of diluted loss per ordinary share for the years ended December 31, 2002, 2003 and 2004, respectively due to the anti-dilutive effect.

O.

Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date as estimated by the Company's management.

Deferred stock-based compensation is amortized to compensation expense over the vesting period of the options on the straight-line method.

The Company accounts for stock-based compensation for non-employees using the fair value method in accordance with SFAS 123, “Accounting for Stock-Based Compensation” and EITF 96-18: “Accounting for Equity instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2002, 2003 and 2004, and for the nine months ended September 30, 2004 and 2005 (all in weighted averages):

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				Unaudited

Risk free interest rate	2.8%	2.88%	3.83%	3.83%	4.10%
Expected life of options	6-10	6-10	10	10	10
Expected volatility	0.00%	0.00%	0.00%	0.00%	0.00%
Expected dividend yield	None	None	None	None	None

Had compensation cost for the Company’s employee share option plans been determined based on fair value at the grant dates for awards granted through December 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company’s net loss would have been as follows:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				Unaudited

Loss for the period as reported	$(6,521)	$(3,583)	$(2,941)	$(3,600)	$(4,117)
Adjustments:
Add:
Stock-based compensation expense determined under the intrinsic value method	—	—	—	—	103
Deduct:
Stock-based compensation expense determined under the fair value method	(306)	(180)	(597)	(318)	(483)
Pro forma loss for the period	$(6,827)	$(3,763)	$(3,538)	$(3,918)	$(4,497)

Basic and diluted net loss per ordinary share – as reported	$(2.36)	$(1.39)	$(1.43)	$(1.55)	$(1.86)

Basic and diluted net loss per ordinary share – pro forma	$(2.47)	$(1.46)	$(1.64)	$(1.67)	$(1.99)

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

P.

Recent accounting pronouncements by the FASB

(1)

SFAS 151 Inventory Costs, an Amendment of ARB No. 43, Chapter 4

In November 2004 the FASB issued SFAS 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

(2)

SFAS 123 (revised 2004) “Share Based Payments”

In December 2004, the FASB issued SFAS 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after December 31, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

P.

Recent accounting pronouncements by the FASB – continued

(2)

SFAS 123 (revised 2004) “Share Based Payments” – continued

Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

The effect of the adoption of SFAS 123(R) on the Company’s financial position and results of operations depends on the extent of new grants of share-based awards and modifications of the share-based awards in future periods.

(3)

SFAS 153 “Exchange of Non-Monetary Assets”

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets an Amendment of APB 29”.  SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS 153 did not have a material effect on the Company’s financial position and results of operations.

(4)

SFAS 154 “Accounting Changes and Error Corrections”

This Statement, published in May 2005, replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle.  SFAS 154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change.  SFAS 154 also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES – continued

P.

Recent accounting pronouncements by the FASB – continued

(4)

SFAS 154 “Accounting Changes and Error Corrections” – continued

SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principle.  SFAS 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.  SFAS 154 also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

The provisions of SFAS 154 are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005.  The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

Q.

Unaudited interim results

The accompanying consolidated balance sheet as of September 30, 2005, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2004 and 2005, and the consolidated statement of shareholders’ equity for the nine months ended September 30, 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2005 and results of operations and cash flows for the nine months ended September 30, 2004 and 2005. The financial data and other information disclosed in these notes to the financial statements related to these nine-month periods are unaudited. The results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or for any other interim period or for any future year.

R.

Unaudited pro forma shareholders’ equity

Pro forma information is provided to give effect to the conversion of the Series A and Series B preferred shares upon consummation of this initial public offering as of September 30, 2005. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the preferred shares, is set forth on the balance sheet. As explained in Note 10, each series A preferred share can be converted at any time into approximately 1.169 ordinary shares and each series B preferred share can be converted at any time into approximately 0.884 ordinary shares.

NOTE 3.

INVENTORIES

	December 31,		September 30,
	2003	2004	2005
			Unaudited

Raw materials	$3,641	$4,900	$7,728
Work in process	26	—	—
Finished products	1,706	1,597	1,670
Finished products used for demonstration purposes	125	130	278
	$5,498	$6,627	$9,676

In the years ended December 31, 2002, 2003, 2004, and the nine months ended September 30, 2004 and 2005 the Company wrote-down inventories in the amounts of $1,680, $723, $0, $0 and $802, respectively.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 4.

OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2003	2004

Government institutions	$1,477	$1,152
Advances to suppliers	29	42
Prepaid expenses	339	362
Other	50	36
	$1,895	$1,592

NOTE 5.

FIXED ASSETS, NET

	December 31,
	2003	2004

Cost:
Office equipment and furniture	$489	$566
Machinery, hardware and equipment	2,839	3,488
Software	1,337	1,479
Vehicles	45	24
Leasehold improvements	277	297
	4,987	5,854

Accumulated depreciation and amortization:	2,695	3,638

Net book value	$2,292	$2,216

NOTE 6.

OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2003	2004

Accrued vacation and employee benefits	$1,503	$1,275
Institutions – payroll related	434	376
Customer advances	2,233	586
Accrual for warranty and repairs	802	1,012
Accrual for systems completion	131	155
Accrued royalties	486	675
Accrued commissions to sales agents	242	510
Deferred income	126	469
Accrued expenses and other	1,408	1,423
	$7,365	$6,481

NOTE 7.

LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2003	2004

Liability for vacation pay (1)	$692	$707
Liability for severance pay (2)(3)	1,135	922
	$1,827	$1,629

(1)

This portion of the Company's liability for vacation pay which is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7.

LIABILITIES FOR VACATION AND SEVERANCE PAY – continued

(2)

The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee's most recent salary in the Company. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund include accumulated profits, presented as an asset in the amount of $156 and $167 on December 31, 2003 and 2004, respectively. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Sums paid to insurance policies and pension funds and the related liabilities are not presented on the Company’s balance sheet, as these are not under the control of the Company’s management.

(3)

Some of the employees, who are part of the collective labor agreement, belong to a comprehensive pension plan, which entitles them to a pension upon retirement (or an earlier pension to a spouse in case of death) or disability payments. To secure these obligations, the Company deposits on an ongoing basis amounts to the relevant pension funds and charges such amounts to current operations.

NOTE 8.

COMMITMENTS AND CONTINGENT LIABILITIES

A.

Contingent liabilities

(1)

The Company has provided several bank guarantees in the total amount of $250 to guarantee performance on contracts with customers and other bank guarantees in the total amount of $481.

(2)

On May 31, 2004 the Company received a notice from a supplier demanding $170 plus additional amounts and options contingent upon the Company’s results in future years (until 2006) in respect of services allegedly provided by the supplier. The parties submitted the dispute for arbitration in August 2004 but the arbitration failed and in November 2004 a lawsuit was filed against the Company and its CEO in an amount of $147 based on the Company’s 2003 results. On December 30, 2004 the Company submitted a statement of defense and a cross action in an amount of $130. On November 29, 2005 the Company received a letter from the supplier stating an intention to increase the amount of its claim to $700 based on the Company’s 2003 and 2004 results, 80% to be paid in cash and 20% to be paid with options and stating an intention to demand additional amounts and options contingent upon the Company’s 2005 and 2006 results. The Company believes that its consolidated financial statements as of December 31, 2004 and September 30, 2005 included an adequate provision for the disputed amounts.

(3)

In accordance with the Stamp Duty Law in Israel, parties who sign a document, jointly or severally, must pay stamp duty tax to the Israeli tax authorities. In September 2004 the Company received a letter from the Israeli tax authorities demanding that the Company present all the documents, which have been signed by the Company from June 1, 2003 and onward. On December 30, 2004 the legislators decided to gradually abolish the stamp duty tax over a three-year period. The Company believes that its consolidated financial statements as of December 31, 2004 and September 30, 2005 included an adequate provision for this matter.

B.

Commitments

(1)

The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in the research and development up to amounts of the grants received, by the Company plus an interest factor. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2004 was $7,777. Royalty expenses to the OCS in 2002, 2003 and 2004 were $300, $859, and $1,099, respectively.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 8.

COMMITMENTS AND CONTINGENT LIABILITIES – continued

B.

Commitments – continued

(2)

Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development.

(3)

Lease commitments

In November 2001, the Company moved to a new building in Rosh Ha’ayin (Israel) on a 44,500 sq. feet (4000-sq.m.) site. The lease contract was for a five-year period with an extension option for an additional ten years on a year-to-year basis. On June 17, 2004 the Company signed a new lease contract on the same site that extends the lease period until May 2008. The Company has an option to extend the period until May 2011. In addition to the above lease contract, on June 17, 2004, the Company signed another lease agreement for a 2,000 sq. feet (180-sq.m) site with the same conditions as described above.

The Company has a sales office located in Princeton (New Jersey) in a 3,800 square foot facility with a lease that expires in December 2005. The company maintains smaller, regional sales offices in Frankfurt (Germany), Moscow (Russia), Mumbai (India), and Beijing (China).

As of December 31, 2004, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable operating lease agreements were as follows:

Year ending December 31,
2005	$927
2006	677
2007	688
2008	660
$2,952

NOTE 9.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value is usually identical or close to the value at which they are presented in the financial statements.

NOTE 10.

SHARE CAPITAL

A.

(1)

The shareholders of the ordinary shares are entitled to participate equally in the distribution of cash dividends and bonus shares. In case of liquidation these shareholders would be entitled to a proportionate share in the distribution of assets following the payment of all liabilities. Each ordinary share is entitled an equal voting right in all matters voted on by Company shareholders.

(2)

The preferred shareholders have liquidation rights as follows:

a)

The holders of the series B preferred shares shell be entitled to receive first, in preference to all other shareholders of the Company, an amount equal to the original issue price plus interest at the rate of 8% per annum, compounded annually, plus all declared but unpaid dividends on each series B preferred share.

b)

After distribution in full of the series B preferred preference to the holders of the series B preferred shares, the holders of the series A preferred shares shall be entitled to receive an amount equal to the original issue price plus all declared but unpaid dividends on each series A preferred share.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10.

SHARE CAPITAL – continued

A.

 – continued

(2)

The preferred shareholders have liquidation rights as follows: – continued

c)

After distribution in full to the holders of the series A preferred shares, the remaining assets, if available, will be distributed on a pro rata basis among all the preferred and ordinary shareholders in proportion to the number of ordinary shares then held by each such holder on an as-converted basis. For the pro rata calculation the Articles of Association of the Company provide that in certain circumstances the ordinary shares held by Koor Industries Ltd. (“Koor”) via Koor Venture Capital Ltd. and Koor Holdings Ltd. will be treated as 135% of Koor’s ordinary shares of the Company instead of 100%, up to $8,000, and thereafter Koor’s pro rata will be 100% of its ordinary shares.

(3)

Each series A and B preferred share can be converted at any time into ordinary shares. The conversion ratio may change under certain circumstances as described below:

a)

Series A preferred share

As of December 31, 2004, each series A preferred share can be converted at any time into approximately 1.169 ordinary shares. The conversion ratio is subject to change if the Company issues additional shares at a price per share lower than the original issue price applicable to the series A preferred shares. In that case the, conversion price for these shares shall be automatically reduced for no additional consideration according to a formula set in the Articles of Association of the Company.

b)

Series B preferred share

As of December 31, 2004, each series B preferred share can be converted at any time into approximately 0.884 ordinary shares. The conversion ratio is subject to change if the Company issues additional shares, at a price per share lower than the original issue price applicable to the series B preferred shares. In that case, the conversion price for these shares shall be automatically reduced for no additional consideration according to a formula set in the Articles of Association of the Company.

(4)

On August 4, 2003, the Company entered into an agreement with a group of investors for the investment of $15,500 in exchange for the issuance of 3,838,923 Series B preferred shares.

The first installment ($7,750) was paid upon the signing of the agreement. The second installment ($7,750) was paid in May 2004.

B.

Share option plans

(1)

First plan

In 1997, the Company’s Board of Directors approved a share option plan for the allotment of up to 131,620 options, to be granted to employees. Each option was exercisable, for no consideration, into one ordinary share.

As of the December 31, 2004, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10.

SHARE CAPITAL – continued

B.

Share option plans – continued

(2)

Second plan

In October 2000 the Company’s Board of Directors approved a second employee share option plan for the allotment of up to 295,530 options. Each option is exercisable into one ordinary share, in exchange for a fixed exercise price of $2.80 per share.

The options vest at dates set forth in the plan, over a three-year period commencing at the end of one year of employment. The original exercise period expires six years from the date of grant. In December 2004 the Company's Board of Directors approved an extension of the exercise period from six years to ten years.

The options allotted and the shares exercised thereof are to be held by a trustee in accordance with Section 102 (old version) of the Israeli Income Tax Ordinance.

In September 2003, some unvested options, which had been granted under this plan, were exchanged for new options with the same conditions as the previous ones, but subject to capital gain tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

As of the December 31, 2004, the number of options outstanding under this plan was 235,787.

(3)

Third plan

In September 2001 the Company's Board of Directors approved a third share option plan, under which employees, directors and suppliers of the Company (as well as related companies) would be allotted options to acquire the Company’s ordinary shares.

In September 2003, some unvested options, which had been granted under this plan, were exchanged for new options with the same conditions as the previous ones, but subject to capital gain tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

Each option is exercisable into one ordinary share, under such conditions as set forth in the grant agreement in exchange for a fixed exercise price to be determined on the grant date. The exercise period expires ten years from the grant date.

These options generally vest 25% on the first anniversary of the grant date and 6.25% each quarter over the 3 years following the first anniversary.

As of the December 31, 2004, the number of options outstanding under this plan was 1,644,512.

In June 2005 the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan to 2,608,131 shares (unaudited). In June 2005 the company granted 816,693 options (unaudited) under this plan with an exercise price of $2.80 and as a result the Company recorded a deferred stock-based compensation in the amount of $1,235 (unaudited) based on a contemporaneous valuation preformed by an unrelated valuation specialist.

In October 2005 the Company’s Board of Directors approved a grant of 89,286 options (unaudited) with an exercise price of $7.84, which reflects the fair market value of the Company’s ordinary shares based on contemporaneous valuation performed by unrelated valuation specialist.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10.

SHARE CAPITAL – continued

B.

Share option plans – continued

(3)

Third plan – continued

In addition the Company’s Board of Directors also approved in that date to increase the ordinary shares reserved for future allocations by 212,291, and to grant those options to the Chairman of the Company’s Board of Directors.  The options shall vest proportionally on a monthly basis over 28 months, commencing on September 1, 2005 and the exercise price of the options shall be $7.84, which reflects the fair market value of the Company’s ordinary shares based on contemporaneous valuation performed by unrelated valuation specialist. In November 2005 the Company's Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan by 2,500,000 shares, to a total of 5,392,284 shares (unaudited), effective upon consummation of the Company's offering.

(4)

Plan for two executives

During 2001, the Company’s Board of Directors approved share option plan for two senior employees. Under the plan a total of 229,147 and 183,941 options, respectively, were granted to these employees. The options are exercisable into ordinary shares in consideration for an exercise price of $2.80 per share. The options are exercisable over a period of six years. The 229,147 options were fully vested on June 30, 2003. The 183,941 options were fully vested at the grant date. In December 2004 the Company's Board of Directors approved an extension of the exercise period from six years to ten years from the date of grant.

As of the December 31, 2004, the number of options outstanding under this plan was 413,088.

(5)

A summary of the information with respect to the Company’s share option plans, is as follows:

	Options outstanding	Weighted average exercise price
December 31, 2001	1,283,481	$2.97
Granted	2,397	$8.40
Exercised	—	$—
Forfeited	(69,539)	$2.80
December 31, 2002	1,216,339	$2.97
Granted	1,262,003	$2.80
Exercised	—	$—
Forfeited	(277,199)	$2.80
December 31, 2003	2,201,143	$2.91
Granted	210,179	$3.14
Exercised	—	$—
Forfeited	(117,935)	$2.80
December 31, 2004	2,293,387	$2.91
Granted (unaudited)	1,011,009	$3.11
Exercised (unaudited)	(9,061)	$2.80
Forfeited (unaudited)	(76,938)	$2.80
September 30, 2005 (unaudited)	3,218,397	$2.97

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10.

SHARE CAPITAL – continued

B.

Share option plans – continued

(6)

The following table summarizes information about share options outstanding as of December 31, 2004:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2004	Weighted average exercise price
		(Years)
$1.00	2,242,432	7.59	$2.80	1,468,898	$2.80
$2.98-$3.00	50,955	6.75	$8.37	41,906	$8.37

Total	2,293,387	7.57	$2.91	1,510,804	$2.91

(7)

During the twelve months period ended September 30, 2005 and subsequent to the balance sheet date the Company granted share options with exercise price as follows:

Options grant dates	Number of options granted	Weighted average exercise price per share	Weighted average fair market value per share	Weighted average intrinsic value per share
Three months ended December 31, 2004	101,608	$2.80	$2.80	$0.00
Three months ended March 31, 2005 (unaudited)	5,358	$2.80	$2.80	$0.00
Three months ended June 30, 2005 (unaudited)	816,693	$2.80	$4.31	$1.51
Three months ended September 30, 2005 (*) (unaudited)	185,386	$4.31	$4.31	$0.00
Subsequent to the balance sheet date and up to October 27, 2005 (unaudited)	301,577	$7.84	$7.84	$0.00

——————

(*)

Does not include 3,572 options granted to a consultant with an exercise price of $8.40, which is above the fair market value of $4.31 at the date of the grant.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 11.

GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.

Geographic information

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)

Revenues:
USA	$2,250	$2,474	$4,068	$2,869	$4,687
Caribbean	242	33	3,927	3,877	160
Other	1,647	843	1,201	903	2,310
Total North and South America	4,139	3,350	9,196	7,649	7,157

Netherlands	2,601	330	993	712	1,412
Israel	2,525	2,396	1,474	1,298	2,246
Italy	330	3,768	1,348	1,024	1,461
Russia	181	3,342	4,143	2,983	937
Other	4,360	7,042	8,552	4,906	9,384
Total Europe, the Middle East and Africa	9,997	16,878	16,510	10,923	15,440

South Korea	4,408	1,759	1,123	634	113
China	681	3,516	3,221	993	6,850
India	1,216	3,129	1,293	1,235	1,233
Other	2,837	2,419	3,708	2,498	2,065
Total Asia and the Pacific Rim	9,142	10,823	9,345	5,360	10,261

Total revenues	$23,278	$31,051	$35,051	$23,932	$32,858

	December 31,		September 30,
	2003	2004	2005
			(Unaudited)

Fixed assets, net:
Israel	$2,217	$2,119	$2,276
USA	75	97	96
Total	$2,292	$2,216	$2,372

B.

Revenues by major customers

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)

A	$—	$—	$3,927	$3,878	$—
B	$4,316	$1,160	$624	$163	3

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 12.

INCOME TAXES

A.

The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1996 the Company received from the Investment Center an approval certificate for an investment program for the production of digital-video compression and distribution systems. Approval of the final performance report was received in July 2001.

In 2000, after the first investment program ended, the Company received from the Investment Center an approval certificate for an expansion program. The program’s investments were concluded in December 2003 and the Company submitted final performance report of the first expansion program, which was approved in September 2005.

In 2004 the Company received an approval certificate for a new expansion program. The new expansion program will end on July 18, 2006 with extension option of another year.

The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for the first program which provides an exemption for the first four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for the first program which provides a remaining period of three to six years) of the benefit period depending on the level of foreign investment.

These benefits are granted to income generated from the assets included within the framework of the approval certificate, subject to the fulfillment of the conditions stipulated in the approval certificate.

The period for utilizing these benefits commencing with the year in which the Company first reports taxable income from the relevant assets (provided that 12 years have not yet elapsed from the first year defined as the “operational year” pursuant to Israeli tax law or 14 years from the receipt of the approval certificate, the earlier of the two).

In addition, the Law provides accelerated depreciation rates for tax purposes. The first program’s initiation year was set as 1999. Due to losses for tax purposes, the Company has not utilized the benefits in the framework of this approval.

The Company’s income not stemming from the assets acquired within this framework are subject to ordinary corporate tax rates in Israel (see F).

Should the Company distribute cash dividends to its shareholders out of the profits stemming from the assets entitled to a tax exemption, it would be subject to a 25% tax on such distributions.

B.

Taxation under inflationary conditions

The Company reports its income for tax purposes in accordance with the Income Tax Law (Inflationary Adjustments), 1985, which serves as the basis for measuring the taxable income in NIS adjusted to the changes in the Israeli CPI.

C.

The income tax expense for all period presented relates to SVNI.

D.

As of December 31, 2004 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards and temporary differences in the amount of $19 million, due to the fact that the realization of such amounts is not considered to be more-likely-than-not.

E.

The Company’s effective tax rate differ from the statutory rate applicable to the Company for all periods presented due primarily to its approved enterprise status (see A. above) and the tax loss carryforward.

F.

Israeli tax reform

On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

SCOPUS VIDEO NETWORKS LTD.

(FORMERLY SCOPUS NETWORK TECHNOLOGIES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 13.

LOSS PER ORDINARY SHARE

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)

Net loss	$(6,521)	$(3,583)	$(2,941)	$(3,600)	$(4,117)
Dividend on preferred shares	—	(258)	(1,002)	(687)	(1,006)
Net loss attributable to ordinary shares	$(6,521)	$(3,841)	$(3,943)	$(4,287)	$(5,123)

Weighted average number of ordinary shares outstanding used in basic and diluted loss per ordinary share calculation	2,759,213	2,759,213	2,759,213	2,759,213	2,761,649

Basic and diluted net loss per ordinary share	$(2.36)	$(1.39)	$(1.43)	$(1.55)	$(1.86)

NOTE 14.

BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company provides research and development services to a related party, which is a subsidiary of Koor. The following are balances and transactions with that related party:

Balance sheet data:	Year ended December 31,
	2003	2004

Trade accounts receivable	$920	$632

Statement of operations data:	Year ended December 31,
	2002	2003	2004

Revenues	$1,073	$1,498	$597

NOTE 15.

SUBSEQUENT EVENT

On November 17, 2005, the Company’s Board of Directors approved a 2.80-for-1 reverse share split for ordinary and preferred shares, which will become effective immediately prior to the effective date of the form F-1 registration statement filed in connection with the Company’s initial public offering. All references to ordinary shares, weighted average number of ordinary shares outstanding, preferred shares, share options, per share amounts and share option exercise price in those financial statements have been restated to reflect the 2.80-for-1 reverse share split on a retroactive basis. In addition, it was decided to recommend to the general meeting of the Company’s shareholders to approve by a special resolution an increase of the authorized share capital of the Company by 44,642,857 ordinary shares of the Company, each having par value of NIS 1.40. On December 6, 2005 this resolution was approved by the Company’s shareholders.

SCOPUS APPLICATIONS

Scopus Video Networks

Scopus' products support digital television, high-definition television, live event coverage and content distribution, among other services. The following images provide examples of live events covered using Scopus' products.

Scopus' products were used by NBC for live event coverage of the Summer Olympic Games in Athens.

Scopus' products were used by Korea Telecom for live event coverage of the most recent World Cup.

Scopus' products were used by CBS for live event coverage of the presidential inauguration of George W. Bush.

4,500,000 Shares
Ordinary Shares
Thomas Weisel Partners LLC	CIBC World Markets
Needham & Company, LLC
Oppenheimer & Co.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until January 7, 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.